UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

Zone 3 Acheson Industrial Area

2-53016 Highway 60

Acheson, Alberta

Canada T7X 5A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Documents Included as Part of this Report

1.	Notice of Annual Meeting and Management Information Circular.

2.	Form of Proxy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ David Blackley
Name: Title:	David Blackley Chief Financial Officer

Date: April 8, 2014

NORTH AMERICAN ENERGY PARTNERS INC.

NOTICE OF ANNUAL MEETING

AND MANAGEMENT INFORMATION CIRCULAR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON

MAY 14, 2014

April 8, 2014

NORTH AMERICAN ENERGY PARTNERS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 14, 2014

NOTICE IS HEREBY GIVEN that the annual meeting of holders of common shares (the “NAEP Shareholders”) of North American Energy Partners Inc. (the “Corporation”) will be held at the head office of the Corporation at Suite 300, 18817 Stony Plain Road, Edmonton, Alberta on the 14th day of May, 2014, at 3:00 p.m. (Mountain Time) (the “Meeting”), for the following purposes:

1.	to receive the audited comparative consolidated financial statements of the Corporation for the year ended December 31, 2013 and the auditors’ report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to re-appoint the auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration of the auditors as such; and

4.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the management information circular (the “Information Circular”). Capitalized terms used in this notice of annual meeting and not otherwise defined herein shall have the meanings ascribed to such terms in the Information Circular.

The Information Circular and a form of proxy accompany this notice.

NAEP Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Information Circular accompanying this notice. A proxy will not be valid unless it is deposited with our transfer agent Computershare Investor Services Inc., (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, or (ii) by hand delivery to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Alternatively, you may vote electronically by telephone (1-866-732-8683) or internet (www.investorvote.com) by following the instructions on the enclosed form of proxy. Your proxy or voting instructions must be received in each case no later than 3:00 p.m. (Mountain Time), on May 12, 2014 and if the Meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof.

DATED at Edmonton, Alberta, this 8th day of April, 2014.

BY ORDER OF THE BOARD OF DIRECTORS OF NORTH AMERICAN ENERGY PARTNERS INC.

/S/ David Blackley
Chief Financial Officer

NORTH AMERICAN ENERGY PARTNERS INC.

MANAGEMENT INFORMATION CIRCULAR

NORTH AMERICAN ENERGY PARTNERS INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the “Information Circular”) and accompanying form of proxy (the “Proxy”) are furnished in connection with the solicitation of proxies by or on behalf of management of North American Energy Partners Inc. (the “Corporation”, “NAEP”, “our” or “we”) for use at the annual meeting (the “Meeting”) of holders of common shares of the Corporation (the “NAEP Shareholders”) to be held at the head office of the Corporation at Suite 300, 18817 Stony Plain Road, Edmonton, Alberta on the 14th day of May, 2014, at 3:00 p.m. (Mountain Time), and at any adjournments thereof, for the purposes set forth in the accompanying notice of meeting, dated April 8, 2014 (the “Notice of Meeting”).

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation. The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Information Circular, the Notice of Meeting and Proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose.

For the purposes of the Meeting, the Corporation is not: (a) relying on the “notice and access” rules to allow it to make certain proxy-related materials available on the internet rather than mailing such materials directly to registered shareholders and indirectly to non-registered shareholders; or (b) mailing proxy-related materials directly to non-registered shareholders who have not waived the right to receive them. The Corporation intends to pay for “proximate intermediaries” (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) to send proxy-related materials and Form 54-107F7 – Request for Voting Instructions Made by Intermediary to non-registered shareholders who have waived the right to receive them.

The Notice of Meeting, Proxy and this Information Circular will be mailed to NAEP Shareholders commencing on or about April 16, 2014. In this Information Circular, except where otherwise indicated, all dollar amounts are expressed in Canadian currency.

No person has been authorized by the Corporation to give any information or make any representations in connection with the matters contained herein other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation.

This Information Circular does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Information Circular may contain forward-looking information that is based on expectations and estimates as of the date of this Information Circular. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts, and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “position” or the negative of those terms or other variations of them or comparable terminology.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update any forward-looking information, except as required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. See risk factors highlighted in materials filed with the securities regulatory authorities in the United States and Canada, including, but not limited to, our most recent annual and interim management’s discussion and analysis.

RECORD DATE

The record date (the “Record Date”) for determining which NAEP Shareholders shall be entitled to receive notice of and to vote at the Meeting is April 4, 2014. Only NAEP Shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date such shareholder of record transfers its shares and the transferee (the “Transferee”), upon establishing that the Transferee owns such shares, requests in writing at least 10 days prior to the Meeting or any adjournments thereof that the Transferee may have his, her or its name included on the list of NAEP Shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be filed with Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, together with a copy to the Secretary of the Corporation at Suite 300, 18817 Stony Plain Road, Edmonton, Alberta, T5S 0C2.

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that the Corporation’s transfer agent tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Corporation or its shareholders.

APPOINTMENT OF PROXYHOLDERS

The persons named in the accompanying Proxy as proxyholders are representatives of management of NAEP. Every NAEP Shareholder has the right to appoint a person or company to represent them at the Meeting other than the persons named in the accompanying Proxy. A NAEP Shareholder desiring to appoint some other person (who need not be a shareholder of NAEP) to represent him, her or it at the Meeting, may do so either by striking out the printed names and inserting the desired person’s name in the blank space provided in the Proxy or by completing another proper proxy and, in either case, delivering the completed proxy to our transfer agent Computershare Investor Services Inc., (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, or (ii) by hand delivery to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Alternatively, you may vote electronically by telephone (1-866-732-8683) or internet (www.investorvote.com) by following the instructions on the enclosed form of proxy. Your proxy or voting instructions must be received in each case no later than 3:00 p.m. (Mountain Time), on May 12, 2014 and if the Meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof. A Proxy must be signed by a NAEP Shareholder or its attorney duly authorized in writing or, if a NAEP Shareholder is a corporation, by a duly authorized officer, attorney or other authorized signatory of the NAEP Shareholder. If a proxy is given by joint shareholders, it must be executed by all such joint shareholders.

VOTING OF PROXIES

If a Proxy is completed, signed and delivered to the Corporation in the manner specified above, the persons named as proxyholders therein shall vote or withhold from voting the shares in respect of which they are appointed as proxyholders at the Meeting, in accordance with the instructions of the NAEP Shareholder appointing them, on any show of hands or any ballot that may be called for and, if the NAEP Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the persons appointed as proxyholders shall vote in accordance with the specification so made. In the absence of such specification, or if the specification is not certain, the shares represented by such Proxy will be voted in favour of the matters to be acted upon as specified in the Notice of Meeting.

A Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and all other matters which may properly come before the Meeting or any adjournments thereof. As of the date of this Information Circular, the Board of Directors of the Corporation knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if amendments, variations or other matters should properly come before the Meeting, the Proxy will be voted on such amendments, variations and other matters in accordance with the best judgment of the person or persons voting such Proxy.

REVOCABILITY OF PROXY

Any NAEP Shareholder returning an enclosed Proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the NAEP Shareholder or by his, her or its attorney authorized in writing or, if the NAEP Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation to the attention of the Secretary of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairperson of the Meeting, prior to the commencement of the Meeting. A NAEP Shareholder attending the Meeting has the right to vote in person and, if he, she or it does so, his, her or its proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many NAEP Shareholders, as a substantial number of NAEP Shareholders do not hold common shares of the Corporation (“NAEP Common Shares”) in their own name, and thus are considered non-registered shareholders. NAEP Shareholders who do not hold their NAEP Common Shares in their own name (“Beneficial Shareholders”) should note that only Proxies deposited by NAEP Shareholders whose names appear on the records of the Corporation as the registered holders of NAEP Common Shares can be recognized and acted upon at the Meeting. If NAEP Common Shares are listed in an account statement provided to a NAEP Shareholder by a broker, then, in almost all cases, those NAEP Common Shares will not be registered in the NAEP Shareholder’s name on the records of the Corporation. Such NAEP Common Shares will more likely be registered under the name of the NAEP Shareholder’s broker or an agent of that broker or another similar entity (called an “Intermediary”). NAEP Common Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting NAEP Common Shares.

Beneficial Shareholders should ensure that instructions respecting the voting of their NAEP Common Shares are communicated in a timely manner and in accordance with the instructions provided by their Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their NAEP Common Shares are voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting NAEP Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend at the Meeting as proxyholder for the Intermediary and vote the NAEP Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their NAEP Common Shares as a proxyholder, should enter their own names in the blank space on the form of proxy provided to them by their Intermediary and timely return the same to their Intermediary in accordance with the instructions provided by their Intermediary, well in advance of the Meeting.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by the Corporation is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements may be different than those of the United States applicable to proxy statements under the US Exchange Act.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation’s authorized capital consists of an unlimited number of NAEP Common Shares and an unlimited number of non-voting NAEP Common Shares. As at April 4, 2014, there were a total of 34,921,636 NAEP Common Shares outstanding and no non-voting NAEP Common Shares outstanding. Each NAEP Common Share entitles the holder thereof to one vote in respect of each of the matters to be voted upon at the Meeting. To the knowledge of the Corporation’s directors and executive officers, the following individuals or entities beneficially own, control or direct, directly or indirectly, securities carrying more than 10.0% of the voting rights attached to the NAEP Common Shares:

Name of Beneficial Owner	Number of NAEP Common Shares	% of Outstanding NAEP Common Shares
Harbinger Capital Partners, LLC (a)	7,032,322	20.1

(a)

Harbinger Group Inc. may be deemed to beneficially own 7,032,322 NAEP Common Shares. Such shares are held in the name of HGI Funding, LLC, which is a direct, wholly-owned subsidiary of Harbinger Group Inc.

QUORUM

A quorum for the transaction of business at the Meeting shall consist of at least two persons holding or representing by proxy not less than twenty (20%) percent of the outstanding shares of the Corporation entitled to vote at the meeting.

If a quorum is not present at the opening of the Meeting, the NAEP Shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment. If a meeting of NAEP Shareholders is adjourned by one or more adjournments for an aggregate of more than 29 days and not more than 90 days, notice of the adjourned meeting shall be given as for an original meeting but the management of the Corporation shall not be required to send a form of proxy in the form prescribed by applicable law to each NAEP Shareholder who is entitled to receive notice of the meeting. Those shareholders present at any duly adjourned meeting shall constitute a quorum.

The Corporation’s list of NAEP Shareholders as of the Record Date has been used to deliver to NAEP Shareholders the Notice of Meeting and this Information Circular as well as to determine the NAEP Shareholders who are eligible to vote.

PRESENTATION OF FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2013, together with the report of the auditors thereon, copies of which are contained in the Corporation’s annual report, will be presented to the NAEP Shareholders at the Meeting. Receipt at the Meeting of the auditors’ report and the Corporation’s financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

BUSINESS TO BE TRANSACTED AT THE MEETING

1.	ELECTION OF DIRECTORS

The Board of Directors of the Corporation presently consists of eight directors, seven of whom have indicated that they wish to stand for re-election. Peter W. Tomsett has indicated that he does not wish to stand for re-election and Management proposes to reset the required number of directors to be elected at the Meeting at seven.

The seven nominees below are now directors of the Corporation and have been directors since the dates indicated below. Management does not contemplate that any of the following nominees will be unable or unwilling to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Proxy will have the right to vote for another nominee in their discretion. Each director elected at the Meeting will hold office until the next annual meeting or until his or her successor is duly elected or appointed.

The Board adopted a “Board Policy on Majority Voting for Director Nominees” (the “Policy”) on August 8, 2013. The Policy applies to the election of directors at uncontested shareholder meetings and provides that, with respect to any nominee for the Board, where the total number of shares withheld exceeds the total number of shares voted in favour of the nominee, then notwithstanding that such nominee is duly elected as a matter of corporate law, he or she shall forthwith submit his or her resignation for consideration by the Board, to take effect immediately upon acceptance by the Board. Upon receipt of such a conditional resignation, the Governance Committee shall consider the matter and, as soon as possible, make a recommendation to the full Board regarding whether or not such resignation should be accepted. After considering the recommendation of the Governance Committee, the Board shall within 90 days of the shareholder’s meeting decide whether or not to accept the tendered resignation and shall issue a press release which either confirms that they have accepted the resignation or provides an explanation for why they have refused to accept such resignation. The following table and the notes thereto state, as of March 31, 2014, the: (i) name, municipality, province or state of residence, country of residence, and age of each nominee; (ii) the date each nominee first became a director of the Corporation (with the current term of each nominee expiring as of the holding of the Meeting); (iii) where applicable, the current position of each nominee with the Corporation (other than that of director); (iv) the present status of each nominee as an independent or non-independent director; (v) the committees upon which each nominee presently serves; (vi) the present principal occupation, business or employment of each nominee; (vii) the number of NAEP Common Shares, securities and options beneficially owned, or controlled or directed, directly or indirectly, by each nominee; and (viii) the Board and committee meeting attendance record for each nominee in the nine month fiscal year ended December 31, 2013.

Martin R. Ferron Edmonton, AB, Canada, 57 Director Since: June 7, 2012 Non-Independent Director President & Chief Executive Officer Meets share ownership guidelines

Martin R. Ferron joined the Corporation as President and Chief Executive Officer and a Director of the Board on June 7, 2012. Previously, Mr. Ferron was Director, President and CEO of Helix Energy Solutions Inc. (Helix), a NYSE listed international energy services company, where he successfully refocused the company on improved project execution, asset utilization and profit performance. He also transformed Helix through a combination of measured organic growth, acquisitions and divestures, achieving a compound annual EBITDA growth rate of approximately 38% during his tenure with the company. Prior to joining Helix, Mr. Ferron worked in successively more senior management positions with oil services and construction companies including McDermott Marine Construction, Oceaneering International and Comex Group. He holds a B.Sc. in Civil Engineering from City University, London, a M.Sc. in Marine Technology from Strathclyde University, Glasgow and a MBA from Aberdeen University.

	Number of Securities Held (1)
	Options	Common Shares	DSUs	Debentures
	643,030	860,399	34,844	$1,326,000

	Committee Membership and Attendance Record
	Board		4 of 4

Carl F. Giesler, Jr. Houston, TX, USA, 42 Director since: April 24, 2012 Independent Director Meets share ownership guidelines

Carl F. Giesler, Jr. became a Director on April 24, 2012. Mr. Giesler is Managing Director of Investments at Harbinger Group Inc. (“HGI”) and previously served as Vice President and Director of Investments at Harbinger Capital Partners LLC (“Harbinger Capital”), an affiliate of HGI. Prior to joining Harbinger Capital in 2008, Mr. Giesler was a Managing Director at AIG Financial Products Corp. (“AIG FP”), where he held a leadership role in pursuing principal investment opportunities in the oil and gas sector. Prior to joining AIG FP, he worked as an investment banker in Morgan Stanley’s Global Energy Group. Mr. Giesler is a CFA charter holder and a graduate of Harvard Law School and the University of Virginia.

Number of Securities Held (1)
	Options	Common Shares	DSUs	Debentures
	Nil	Nil	61,689	Nil

Committee Membership and Attendance Record
	Board		4 of 4
	Compensation		4 of 4
	Audit		3 of 3

Ronald A. McIntosh Calgary, AB, Canada, 72 Director since: May 20, 2004 Independent Director Chairman of the Board Meets share ownership guidelines

Ronald A. McIntosh became Chairman of our Board of Directors on May 20, 2004. From January 2004 until August of 2006, Mr. McIntosh was Chairman of NAV Energy Trust, a Calgary-based oil and natural gas investment fund. Between October 2002 and January 2004, he was President and Chief Executive Officer of Navigo Energy Inc. and was instrumental in the conversion of Navigo into NAV Energy Trust. He was Senior Vice President and Chief Operating Officer of Gulf Canada Resources Limited from December 2001 to July 2002 and Vice President, Exploration and International of Petro-Canada from April 1996 through November 2001. Mr. McIntosh’s significant experience in the energy industry includes the former position of Chief Operating Officer of Amerada Hess Canada. Mr. McIntosh is on the Board of Directors of Advantage Oil & Gas Ltd. and Fortealeza Energy Inc., formerly known as Alvopetro Inc.

Number of Securities Held (1)
	Options	Common Shares	DSUs	Debentures
	70,000	56,200	121,801	Nil

Committee Membership and Attendance Record
	Board (chair)		4 of 4
	Governance		1 of 1

William C. Oehmig Houston, TX, U.S.A., 64 Director since: May 20, 2004 Independent Director Meets share ownership guidelines

William C. Oehmig served as Chairman of our Board of Directors from November 26, 2003 until passing off this position and assuming the role of Director and chair of the Executive Committee on May 20, 2004. He now serves as chairman of the Risk Committee and on the Compensation Committee.

Mr. Oehmig’s career began at Texas Commerce Bank in Houston in 1974. Mr. Oehmig worked in banking, mergers and acquisitions, and represented foreign investors in purchasing and managing U.S. companies in the oilfield service, manufacturing, distribution, heavy equipment and real estate sectors until 1984, when he became a Partner with The Sterling Group, a private equity investment firm in Houston, Texas. Mr. Oehmig is now an Advisory Partner to the Sterling Group

Mr. Oehmig currently serves on the board of Universal Fibers Inc. In the past he has served as Chairman of Royster Clark, Purina Mills, Exopack and Sterling Diagnostic Imaging and has served on the board of several portfolio companies while with Sterling. Mr. Oehmig serves on or has served on and chaired numerous other corporate non-profit boards. Mr. Oehmig received his Bachelor of Business Administration (B.B.A.) in Economics from Transylvania University and his Masters of Business Administration (M.B.A.) from the Owen Graduate School of Management at Vanderbilt University.

Number of Securities Held (1)
	Options	Common Shares	DSUs	Debentures
	Nil	690,781	147,220	Nil

Committee Membership and Attendance Record
	Board		3 of 4
	Compensation		3 of 4
	HSE & Business Risk (chair)		5 of 5

Allen R. Sello West Vancouver, BC, Canada, 74 Director Since: January 26, 2006 Independent Director Meets share ownership guidelines

Allen R. Sello became one of our Directors on January 26, 2006. His career began at Ford Motor Company of Canada in 1964, where he held finance and marketing management positions, including Treasurer. In 1979, Mr. Sello joined Gulf Canada Limited, at which he held various senior financial positions, including Vice-President and Controller. He was appointed Vice- President, Finance of its successor company Gulf Canada Resources Limited in 1987 and Chief Financial Officer in 1988. Mr. Sello then joined International Forest Products Ltd. in 1996 as Chief Financial Officer. From 1999 until his retirement in 2004 he held the position of Senior Vice-President and Chief Financial Officer for UMA Group Limited. Mr. Sello is a former director of Sterling Shoes Inc., Asamera Minerals Inc., software development companies Infowave Software Inc. and Braintech Inc., and former Chair of the Vancouver Board of Trade Government Budget and Finance Committee. Mr. Sello received his Bachelor of Commerce from the University of Manitoba and his Masters of Business Administration from the University of Toronto.

Number of Securities Held (1)
	Options	Common Shares	DSUs	Debentures
	27,760	28,100	67,431	Nil

Committee Membership and Attendance Record
	Board		4 of 4
	Audit (Chair)		3 of 3
	Compensation		4 of 4

Jay W. Thornton Calgary, AB, Canada, 57 Director Since: June 7, 2012 Independent Director Meets share ownership guidelines

Jay W. Thornton became one of our Directors on June 7, 2012. Mr. Thornton has over 28 years of oil and gas experience. He spent the first part of his career in various management positions with Shell. Over the past 12 years, he has held various operating and corporate executive positions with Suncor Energy, Canada’s largest integrated energy company. He spent four years in Fort McMurray at Suncor’s Oil Sands mining operations. His most recent position with Suncor was Executive Vice President of Supply, Trading and Development. Mr. Thornton has held previous board positions with both the Canadian Association of Petroleum Producers (CAAP) and the Canadian Petroleum Products Institute (CPPI). He was a past board member of the YMCA Fort McMurray and of US-based mining company, Xinergy Ltd.. He is currently a member of the board of Canadian oil and gas company PennWest as well as a private Calgary-based oil and gas company. Mr. Thornton is a graduate of McMaster University with an Honours degree in Economics. He is also a recent graduate of the Institute of Corporate Directors (ICD) Directors Education Program.

Number of Securities Held (1)
	Options	Common Shares	DSUs	Debentures
	Nil	10,000	27,766	Nil

Committee Membership and Attendance Record
	Board		4 of 4
	HSE & Business Risk		5 of 5
	Audit		3 of 3
	Governance		1 of 1

K. Rick Turner Houston, TX, U.S.A., 56 Director Since: November 26, 2003 Independent Director Meets share ownership guidelines

K. Rick Turner became one of our Directors on November 26, 2003. Mr. Turner recently retired from the Stephens’ family entities. Prior to his retirement, Mr. Turner was a private equity principal of the Stephens Group, LLC, a private, family-owned investment firm, since 1990. Mr. Turner is currently active with several private equity groups, most particularly, Maxim Partners, LLC. Mr. Turner has extensive experience investing in companies focused on oil and gas exploration, energy services, natural gas gathering and processing, and power technology. Prior to joining Stephens in 1983, he was employed by Peat, Marwick, Mitchell and Company. Mr. Turner currently serves as a board member for several private companies and two other publicly held companies: Energy Transfer Equity, L.P., and AmeriGas Propane Inc., general partner of AmeriGas Partners, L.P. He formerly served on the board of Energy Transfer Partners, L.P. for over 10 years. Mr. Turner earned his B.S.B.A. from the University of Arkansas and is a non-practicing Certified Public Accountant.

Number of Securities Held (1)
	Options	Common Shares	DSUs	Debentures
	Nil	63,727	71,508	$208,000

Committee Membership and Attendance Record
	Board		4 of 4
	Audit		3 of 3
	Governance		1 of 1

(1)	As of March 31, 2014

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Ronald A. McIntosh is a director of Fortealeza Energy Inc. (“Fortealeza”), which was formerly known as both Alvopetro Inc. and Fortress Energy Inc. On March 2, 2011, the Court of Queen’s Bench of Alberta granted an order (the “Order”) under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) staying all claims and actions against Fortealeza and its assets and allowing Fortealeza to prepare a plan of arrangement for its creditors if necessary. Fortealeza took such steps in order to enable Fortealeza to challenge a reassessment issued by the Canada Revenue Agency (“CRA”). As a result of the reassessment, if Fortealeza had not taken any action, it would have been compelled to immediately remit one half of the reassessment to the CRA and Fortealeza did not have the necessary liquid funds to remit, although Fortealeza had assets in excess of its liabilities with sufficient liquid assets to pay all other liabilities and trade payables. Fortealeza believed that the CRA’s position was not sustainable and vigorously disputed the CRA’s claim. Fortealeza filed a Notice of Objection to the reassessment and on October 20, 2011 announced that its Notice of Objection was successful, CRA having confirmed there were no taxes payable. As the CRA claim had been vacated and no taxes or penalties were owing Fortealeza no longer required the protection of the Order under the CCAA and on October 28, 2011 the Order was removed. On March 3, 2011 the TSX suspended trading in the securities of Fortealeza due to Fortealeza having been granted a stay under the CCAA. In addition, the securities regulatory authorities in Alberta, Ontario and Quebec issued a cease trade order with respect to Fortealeza for failure to file its annual financial statements for the year ended December 31, 2010 by March 31, 2011. The delay in filing was due to Fortealeza being granted the CCAA order on March 2, 2011 and the resulting additional time required by its auditors to deliver their audit opinion. The required financial statements and other continuous disclosure documents were filed on April 29, 2011 and the cease trade order was subsequently removed. On September 1, 2010 Fortealeza closed the sale of substantially all of its oil and gas assets. As a result of the sale, Fortealeza was delisted from the TSX on March 30, 2011 as it no longer met minimum listing requirements.

William C. Oehmig served as a director of Propex Inc., which voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code on January 18, 2008 in order to allow it to restructure its US operations. Mr. Oehmig also served as director of Panolam Industries Inc., which voluntarily filed a petition under Chapter 11 of the U.S. Bankruptcy Code on November 4, 2009 to implement a Debt Restructuring Plan.

Allen R. Sello served as a director of Sterling Shoes Inc. (“Sterling”) until January 22, 2013. Pursuant to orders of the Supreme Court of British Columbia, including an initial order dated October 21, 2011, Sterling and each of its subsidiaries obtained creditor protection under the CCAA, staying all claims and actions against Sterling and its assets and allowing Sterling to conduct a court-approved asset sale. The Sterling assets have since been sold and the resulting proceeds have been distributed to its creditors.

Recommendation of the Board of Directors

The Board of Directors recommends a vote “FOR” the election of each of the above nominees to serve as a director of the Corporation.

Unless a NAEP Shareholder otherwise directs, or directs that his or her NAEP Common Shares are to be withheld from voting in connection with the election of any particular nominee specified above, the persons named in the enclosed form of Proxy intend to vote “FOR” the election of each of the nominees specified above, such directors to hold office until the next annual meeting or until his successor is appointed.

2.	RE-APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION OF DIRECTORS TO FIX THEIR REMUNERATION

At the Meeting, NAEP Shareholders will be requested to vote on the re-appointment of KPMG LLP (“KPMG”) as the independent auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors’ remuneration. KPMG have been the auditors of the Corporation, or its predecessor NACG Holdings Inc., since October 31, 2003.

Recommendation of the Board of Directors

The Board of Directors recommends a vote “FOR” the re-appointment of KPMG as independent auditors of the Corporation for the fiscal year ending December 31, 2014 and authorizing the Board of Directors to fix the auditor’s remuneration.

Unless a NAEP Shareholder otherwise directs, or directs that his or her NAEP Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of Proxy intend to vote for the re-appointment of KPMG as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

3.	OTHER MATTERS

Management of the Corporation know of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters which are not currently known to management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

COMPENSATION DISCUSSION AND ANALYSIS

This discussion of executive compensation focuses on the compensation of the following:

i.	our President and Chief Executive Officer during the nine month fiscal year ended December 31, 2013, Martin R. Ferron;

ii.	our Chief Financial Officer, David Blackley; and

iii.

our two most highly compensated executive officers as at the end of the nine month fiscal year ended December 31, 2013, other than our Chief Executive Officer and our Chief Financial Officer, those being:

a.	Joseph C. Lambert; and

b.	Barry Palmer.

All of those above are defined by applicable regulations to be “named executive officers” for the purposes of compensation disclosure (collectively, the “NEOs”).

EXECUTIVE COMPENSATION PHILOSOPHY

The Corporation’s executive compensation philosophy is designed to attract, retain and motivate qualified executives who are committed to achieving success for the Corporation and maximum value for its shareholders. The executive compensation philosophy is premised upon three core principles – competitive compensation, pay for performance and alignment with shareholder interests.

Competitive compensation – It is the objective of the Corporation to attract and retain talented executives who are capable of meeting the financial and other objectives of the corporation. It is important to ensure executive compensation is competitive within the market where the Corporation competes for talent, and in this light, the corporation has adopted a market-competitive total executive compensation package.

Pay for performance – The Corporation believes that executive compensation should be strongly correlated to the financial performance of the Corporation, and that the executives, as the key decision makers of the corporation, should be held accountable for that performance. To that end, the Board has adopted the annual Short-Term Incentive Plan (“STIP”). The STIP rewards executives for the achievement of key financial (EBITDA¿) and non-financial (safety performance) objectives, all of which contribute to the long term success of the corporation.

Alignment with shareholder interests – It is in the Corporation’s best interest to meet shareholder expectations and ensure continued access to capital on favourable terms. Accordingly, the STIP and the Long-Term Incentive Plan (“LTIP”) were designed to ensure that the activities of the Corporation’s executives are aligned with shareholder interests. Each of these plans is described in greater detail below.

¿

The term “EBITDA” or “Consolidated EBITDA”, when used in this document refers to “Consolidated EBITDA” as defined in the Corporation’s credit agreement. This is not a recognized measure under generally accepted accounting principles. For a detailed definition of Consolidated EBITDA (as used in this document) and a reconciliation to net income see our management’s discussion and analysis for the year ended December 31, 2013, which is available on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s web site at www.nacg.ca.

EXECUTIVE COMPENSATION OVERVIEW

The following table sets out the various components of compensation that NEOs are eligible to receive:

Executive Compensation Components

Base Salary

Base salary is based on the executive’s level of responsibility, skills and experience, and the market value of the position. Adjustments to base salary are considered annually, taking into account the executive’s overall performance, experience and market conditions.

Short-Term Incentive Plan (“STIP”)

STIP compensation is linked to the corporation’s performance in the fiscal year as measured by Consolidated EBITDA and improvement in the corporation’s consolidated disabling injury rate (“DIR”). Both measures have a pre-determined target set by the Board prior to the start of the fiscal year and funding of the STIP pool is based on the performance of the corporation against the two targets during the year. Each executive has a targeted annual bonus of 100% of base salary. Actual payout is determined by the level of achievement of predetermined financial and non-financial performance objectives. Payouts range from zero to a maximum of 200% of an executive’s STIP target.

Long-Term Incentive Plan (“LTIP”)

LTIP compensation grants are generally made twice per calendar year through two vehicles: (1) Stock Options are normally granted in December, and (2) Restricted Share Units granted in April. Each executive has a target annual LTIP compensation value of 40% of base salary. Of that target annual LTIP, 50% is awarded as Stock Options and 50% is awarded as Restricted Share Units. The CEO’s targeted LTIP compensation value is 50% of base salary. Of that target annual LTIP, 50% is awarded as Stock Options and 50% is awarded as Restricted Share Units.

Retirement Arrangements

The Corporation matches contributions of executives to registered retirement savings plans to a maximum of 5% of base salary. If or when the executive reaches his or her annual RRSP contribution limits, the remaining contributions for the calendar year are made to a non-registered saving plan.

Benefit Plans	Executive benefit plans, paid for by the corporation, provide extended health, dental, disability and insurance coverage.

Perquisites

Limited perquisites are provided including a vehicle allowance, and reimbursement of fuel purchases, reimbursement for annual dues to a local sport or health club, an annual medical examination and a discretionary health care spending account.

DETERMINING INDIVIDUAL COMPENSATION FOR NEOS

It is the role of the Human Resources & Compensation Committee to recommend the compensation of the CEO to the Board for approval and to determine, following the recommendation of the CEO, the compensation of the other NEOs. The Committee receives assistance from several sources, both internal and external, to assist it in fulfilling its duties in this respect.

NEW POLICIES IMPLEMENTED

STIP Structure

The Human Resources & Compensation Committee approved a change to the STIP plan for NEOs effective April 1, 2013. The plan is structured completely around the Corporation’s performance, as follows:

Management Level	Company Performance	Proportion of Salary Payable at Target
President and Chief Executive Officer	100%	100%
Chief Financial Officer, Chief Operating Officer and other Vice President(s)	100%	100%

Share Ownership Guidelines

On December 18, 2013, the Board established share ownership guidelines for NEOs which must be achieved within 5 years of the later of (i) December 18, 2013; or (ii) the date such NEO is appointed a member of Executive Management. The Share Ownership Guidelines for NEOs require the President and CEO to own five (5) times his or her annual base salary and the remaining NEOs to own (or owned by a spouse) two and one half (2 1/2) times their individual annual base salaries in the form of equity in the Corporation, in each case represented by NAEP Common Shares and/or Directors’ Deferred Share Units (“DSUs”) and/or Restricted Share Units (“RSUs”). The achievement of the share ownership threshold is facilitated by the option for the NEOs to elect to receive 50% of their STIP compensation in the form of DSUs in accordance with the terms of the DSU Plan and the Corporation will match any such DSUs issued by the issuance of 10% more than the elected number. Once the share ownership threshold is achieved, the number of NAEP Common Shares and DSUs representing the compliance level must be held for at least 30 days to qualify. Thereafter that number of NAEP Common Shares or DSUs must be maintained in order to remain compliant, regardless of a subsequent decrease in NAEP Common Share price.

COMPARATOR GROUP ANALYSIS AND MARKET DATA

In determining compensation for NEOs, our primary comparator group includes companies that meet the following criteria:

(a)	compete with us for customers and revenue;

(b)	compete with us for executive talent, primarily in the heated Alberta labour market;

(c)	compete with us for equity or other capital;

(d)	are in the same or similar industry, such as construction and engineering or oil and gas equipment and services;

(e)	are of comparable size, whether in terms of revenue or number of employees; and

(f)	where reliable benchmark compensation information is available.

A number of relevant competitors are excluded from our comparator group because some are private corporations (i.e. KMC Mining) or smaller divisions of larger corporations (i.e. Flatiron Construction), and therefore insufficient compensation information is available. A thorough job-matching exercise was conducted for each NEO with their counterparts in the comparator group to ensure a strong position match was obtained, and that relevant benchmarking could be conducted using the comparator group data. In general, the job matches from the ‘executive review’ group below are comprised of NEOs of the listed corporations. The use of comparative market data is just one of the factors used in setting compensation for NEOs. NEO compensation could be higher or lower than the comparator data as a result of personal performance, skills or experience.

EXECUTIVE REVIEW	REVENUE ($millions)	# OF EMPLOYEES	LOCATION
CALFRAC WELL SERVICES LTD	$1,564	3,700	Calgary, Alberta
CHURCHILL CORP	$1,222	3,252	Calgary, Alberta
MULLEN GROUP LTD	$1,437	4,755	Calgary, Alberta
STANTEC INC	$1,832	13,200	Edmonton, Alberta
WAJAX CORP	$1,428	2,833	Mississauga, Ontario
CANADIAN ENERGY SVCS & TECH	$471	543	Calgary, Alberta
CANYON SERVICES GROUP INC	$353	800	Calgary, Alberta
TRICAN WELL SERVICE LTD	$2,115	5,829	Calgary, Alberta
ENERFLEX LTD	$1,502	3,300	Calgary, Alberta
SHAWCOR LTD – CL A	$1,848	5,846	Toronto, Ontario
AECON GROUP INC	$2,947	8,373	Toronto, Ontario
BIRD CONSTRUCTION INC	$1,455	1,450	Toronto, Ontario
NEWALTA CORP	$783	2,200	Calgary, Alberta
WSP GLOBAL INC. (formerly GENIVAR)	$1,258	14,800	Montreal, Quebec
CERVUS EQUIPMENT CORP	$734	1,115	Calgary, Alberta
SECURE ENERGY SERVICES INC	$1,029	775	Calgary, Alberta

INPUT FROM THE CORPORATION’S MANAGEMENT

The President and CEO actively participates in the compensation process, makes recommendations to the Human Resources & Compensation Committee with respect to the other NEOs and recommends to the Compensation Committee the specific business goals to be used as performance targets for the various incentive programs. For the nine month fiscal year ended December 31, 2013 (“Calendar Year”, “CY”), the following corporate goals were recommended by the CEO and approved by the Committee under the STIP plan.

Metric	Calendar Year 2013 Target	Calendar Year 2013 Achievement	STIP Score
Safety Performance (20% weighting)	Achieve a 5% reduction in the consolidated DIR vs. the FY2013 result of 1.18, for a target DIR of 1.12	A consolidated DIR of 0.11 was achieved, far exceeding the target reduction of 5%	100%

Financial Performance (80% weighting)	Achieve targeted EBITDA of $39.0M	The corporation achieved EBITDA of $34.5M	88.7%

In previous years, the Corporation has refrained from disclosing specific financial objectives with a view to not prejudicing the Corporation’s interests. For the nine month fiscal year ended December 31, 2013, the corporation disclosed specific financial targets concerning EBITDA to STIP eligible employees to promote line of sight and better alignment with respect to the Corporation’s financial objectives. The stretch target related to EBITDA was set 25% higher than budget and 97% higher than achieved in the corresponding period in 2012.

For details on application of compensation against objectives, see section on “Short Term Incentive Plan” and “Analysis of Calendar Year 2013 Compensation Decisions Regarding NEOs”.

RISK MANAGEMENT

The Human Resources & Compensation Committee has considered the topic of risk as it relates to executive compensation. As part of its oversight of executive compensation and a desire to mitigate the risk associated with executive compensation, the Human Resources & Compensation Committee has taken the following actions:

•

Elected to make the majority of the targeted annual compensation of each NEO “at risk” by making it contingent on the achievement of pre-determined objectives or based on the appreciation of the corporation’s share price over the mid-to long-term;

•	Regularly benchmark base, variable and total compensation against a peer group of organizations selected by the Committee as being relevant for compensation benchmarking purposes;

•

Structured short-term incentive plans with a balanced, diversified mix of performance measures, both financial and non-financial, each intended to improve different elements of the Corporation’s business;

•	Implemented a formal share ownership policy for NEOs which requires NEOs to hold a target dollar value of equity in the Corporation while employed in an executive position by the Corporation;

•	Required restricted share units to “cliff-vest” three years from their grant date, inherently focusing the interests and efforts of the executive on the long-term performance of the Corporation;

•	Required share options to vest 20% per year over a five-year period, inherently focusing the interests and efforts of the executive on the long-term performance of the Corporation;

•	Grant RSUs and share options annually, thereby providing overlapping performance cycles that require sustained high levels of performance to achieve a consistent payout; and

•

The Human Resources & Compensation Committee and the Board provide strong oversight on the management of the Corporation’s compensation programs. The Human Resources & Compensation Committee has the ability to use discretion in assessing performance under executive compensation programs to adjust metrics or the payouts based on results, events and/or individual circumstances.

•

While current policies of the Corporation prohibit employees, including executive officers, from short-selling securities of the Corporation, the Committee will be considering adoption of a more comprehensive anti-hedging policy that will expressly prohibit NEOs from purchasing any financial instruments that would hedge their holdings in equity of the Corporation.

PERFORMANCE GRAPH AND TABLE

The following graph compares the percentage change in the cumulative NAEP Shareholder return for $100 invested in NAEP Common Shares at the closing price of $4.10 on the last trading day of December, 2008, with the total cumulative return of the S&P/TSX Composite Index (“S&P/TSX Index”) for the period from December 31, 2008 to December 31, 2013. On the last trading day of December, 2013, the NAEP Common Shares closed at $6.20 per NAEP Common Share on the TSX.

The following table shows the value of $100 invested in NAEP Common Shares on December 31, 2008 compared to $100 invested in the S&P/TSX Composite Index:

	For the Financial years ended
	Dec 31, 2008	Dec 31, 2009	Dec 31, 2010	Dec 31, 2011	Dec 31, 2012	Dec 31, 2013
NAEP (TSX)	$100.00	$185.37	$298.05	$159.02	$80.98	$151.22
S&P/TSX Index	$100.00	$130.69	$149.57	$133.02	$138.34	$151.56

TRENDS BETWEEN NEO COMPENSATION AND TOTAL SHAREHOLDER RETURN

As described in the section “Executive Compensation Philosophy”, executive compensation is tied to the financial and safety performance of the Corporation, as well as market competitiveness and thus the compensation strategy for base salary is not inherently linked to the Corporation’s share performance. There is a level of correlation between the STIP and the price of the NAEP Common Shares, as Consolidated EBITDA is a key factor in determining the annual bonus and beginning in the calendar year 2014, under the new Share Ownership Guidelines, NEOs may elect to have 50% of their STIP awarded in the form of Deferred Share Units (“DSUs”) under the same terms as the Directors Deferred Share Unit Plan. As well, there is a level of correlation between LTIP and the performance of NAEP Common Shares as the Share Option Plan and Restricted Share Unit values are based on the price of NAEP Common Shares.

SHARE-BASED AND OPTIONS-BASED AWARDS

Share-based and options-based awards are granted to NEOs under the terms of the Restricted Share Unit Plan and the Share Option Plan. The Human Resources & Compensation Committee has approved a target annual LTIP grant value of 50% of base salary for the President and CEO and 40% of base salary for the CFO and the other NEOs. To determine the number of units or options granted to each NEO at the time of grant, a calculation is performed using the fair value of the Corporation’s share price as at the grant date in relation to the targeted compensation value of the grant. For share options, the Corporation applies a discount to the fair value using the Black Scholes model to reflect the volatility of the corporation’s common shares and the expected life of the option. The Human Resources & Compensation Committee has the discretion to award fewer share options than the formula suggests due to a high volatility of the share price. Previous grants are not a factor in determining new grants.

COMPENSATION GOVERNANCE

The Human Resources & Compensation Committee of the Board of Directors is charged with the oversight and governance of the executive compensation programs of the Corporation. The Board has approved a Committee Charter which outlines the accountabilities of the Human Resources & Compensation Committee. These responsibilities include:

(a)	review and recommend to the Board for approval the Corporation’s general compensation philosophy, policies and guidelines;

(b)	review and recommend to the Board for approval on an annual basis the corporate goals and objectives relevant to the compensation of the President and CEO;

(c)

review and recommend to the Board for approval the compensation package for the CEO, including without limitation, base salary, annual incentive compensation, retirement, health and welfare benefits and perquisites;

(d)

review and approve the compensation package for the Executive Management of the Corporation, other than the CEO, including without limitation, base salaries, annual incentive compensation, retirement, health and welfare benefits and perquisites. In this Charter, “Executive Management” includes the CEO, the CFO, COO and the Vice-President(s);

(e)

review and recommend to the Board for approval the structure, implementation, participation, amendments or termination of all long-term incentive compensation programs, including but not limited to, the Share Option Plan, Director Deferred Share Plan, Performance Share Unit Plan, and Restricted Share Unit Plan;

(f)	review and recommend to the Board for approval the compensation package for the Committee Chairs and other directors;

(g)	review and recommend to the Board for approval the recruitment, evaluation and succession plans for the CEO;

(h)	review and approve the recruitment, appointment, evaluation and succession plans for the Executive Management of the Corporation, other than the CEO;

(i)

retain, compensate, and terminate, as applicable, any independent compensation consultants or other consultants to be used to advise and assist the Committee with respect to its responsibilities. The Committee shall have the sole authority to approve such consultant’s fees and the other terms and conditions of the consultant’s retention; and

(j)	undertake any other activity that may be reasonably necessary in order for the Committee to carry out its responsibilities as set out in this Charter.

HUMAN RESOURCES & COMPENSATION COMMITTEE COMPOSITION

The Human Resources & Compensation Committee is comprised entirely of independent Board members. This approach ensures that no conflict of interest exists between Committee members accountable for making executive compensation decisions. The members of the Human Resources & Compensation Committee are, as of February 19, 2014:

Name of Committee Member	Role on Committee	Direct Executive Compensation Experience
Peter W. Tomsett	Chairperson	Currently serves as Chairman of the Human Resources & Compensation committee for the Corporation and has done so since 2007

Served on Silver Standard Resources Inc. compensation committee from 2006-2008

Served on Equinox Minerals Ltd. compensation committee from 2007-2011 and as chairman of the committee from 2007-2008

Served as CEO and Regional Manager at Placer Dome Inc. from 1991-2006 directly supervising the human resources function

Served on Talisman Energy Inc. compensation committee from since 2009

Allen R. Sello	Member	Has served on the Corporation’s Human Resources & Compensation committee since 2006

Direct experience with compensation planning and human resources matters as a member of executive management at public and private companies for the previous 20 years

Served on Sterling Shoes Inc. compensation committee from 2005-2012.

William C. Oehmig	Member	Has served on the Corporation’s Human Resources & Compensation committee since 2006

Served on the Universal Fibers, Inc. compensation committee since 2008

Involved in analysis of compensation plans and human resources matter as chairman of the boards of Purina Mills, Exopack, Royster Clark, and Sterling Diagnostic Imaging and as chair of the board of trustee for The Baylor School

Carl F. Giesler, Jr.	Member	Involved in analysis of compensation plans and human resources matter for public and private companies in his role as an investment analyst for the last 5 years

Jay W. Thornton	Member	Currently serves as Chairman of the Governance/Compensation committee of Iskander Energy (a privately held Calgary based oil and gas company).

Direct experience managing compensation and human resources matters as a senior executive of Suncor Energy Inc over previous 15 years.

EXECUTIVE COMPENSATION RELATED FEES

The Human Resources & Compensation Committee and management periodically utilize the services of specialized compensation consultants to assist it in carrying out its duties with respect to executive compensation. Such consultants may be engaged to:

i.	provide information and independent advice to assist in developing the appropriate total compensation philosophy and structure for NEOs;

ii.	assist management in the development of the various programs within our compensation framework;

iii.	perform studies of the market comparator group to evaluate the Corporation’s total compensation programs; and

iv.	provide recommendations to the Human Resources & Compensation Committee.

The following table sets out the fees paid to such consultants retained by the corporation during the nine months ended December 31, 2013 (CY2013), and the fiscal year ended March 31, 2013 (FY2013):

Consultant *	Fees Paid in CY2013	Fees Paid in FY2013	All Other Fees Paid
The Wynford Group	$4,725	$11,550	Nil
Lane Caputo Compensation Inc.	$26,399	Nil	Nil
Meridian Compensation Partners LLC	Nil	$2,578	Nil
Mercer (Canada) Limited	Nil	$18,900	Nil
Total Fees Paid	$31,124	$33,028

*	Retained for services from April 1 to December 31, 2013

COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

The Corporation’s performance for the nine month fiscal year ended December 31, 2013, was positive, as the Corporation realized the results of the cost-saving measures implemented over the past year, and benefited from a strong final quarter. The majority of the intended compensation of NEOs is in the form of “at-risk” pay, and as a result, the NEOs compensation is aligned to the Corporation’s success. For the nine month fiscal year ended December 31, 2013, NEOs received STIP equivalent to 91% of their base salary as a result of positive EBITDA and safety results.

Following is a summary of the various compensation programs applicable to NEOs and the payments generated under each during the nine month fiscal year ended December 31, 2013.

Base Salary

Base salaries for the NEOs are reviewed and approved each year by the Human Resources & Compensation Committee with adjustments typically effective July 1st. The Committee may make adjustments to an executive’s salary as a result of any change in the executive’s duties and responsibilities and based on the performance and contribution of the executive, both on an individual basis and on the performance of the executive’s business unit or division during the previous fiscal year. In reviewing the base salaries of the Corporation’s executives, the Human Resources & Compensation Committee also considers comparator group compensation, internal pay relationships, total direct target compensation and total employee cost. The base salary pay adjustments noted below took into consideration the pay position of each executive in the market.

The following table sets out the base salaries as at December 31, 2013, April 1, 2013 and the percentage increase from the prior period for each NEO:

NEO	December 31, 2013 Base Salary ($)	April 1, 2013 Base Salary ($)	% change
Martin Ferron	625,000	600,000	4.2%
David Blackley	324,461	306,095	6.0%
Joseph Lambert	318,484	300,456	6.0%
Barry Palmer	299,000	287,500	4.0%

Short-Term Incentive Plan (“STIP”)

Our STIP for executive management is described above in “Executive Compensation Components”. It is the primary vehicle the corporation uses to reward executives for their contributions to strong financial and operational performance in a particular year. The purpose of the STIP is to motivate executives to enable the corporation to achieve its financial goals and to reward them to the extent that goals are achieved. All senior managers, including the NEOs, participate in the STIP.

Consolidated EBITDA is the primary metric within the STIP for NEOs because it measures the current profitability of the business and, as such, is a good indicator of overall corporate performance. The Human Resources & Compensation Committee may make recommendations to the Board regarding adjustments to Consolidated EBITDA to eliminate factors not considered relevant to the true financial performance of the Corporation. The secondary metric within the STIP plan is the disabling injury rate (“DIR”), which measures the rate at which employees are injured on the job and unable to complete their normal work tasks. DIR is selected given its critical impact on the corporation’s ability to secure work and the extremely high degree of focus placed on health and safety within the corporate culture. Together, EBITDA and DIR comprise the funding mechanism for the STIP plan, with EBITDA generating 80% of the potential funding of the pool at target, and DIR generating the other 20% of the pool.

The Board approves both the EBITDA and DIR targets under the STIP each year. Both targets are designed to be challenging. The Board set a consolidated EBITDA target for the nine month fiscal year ending December 31, 2013, taking into account the results of the 2013 fiscal year and considering the budget and business plans prepared, presented to and approved by the Board. The Board also set a consolidated DIR target reduction for the nine month fiscal year ending December 31, 2013, taking into account the results of the 2013 fiscal year. The consolidated EBITDA results for the nine month fiscal year ended December 31, 2013, were 88.7% of the target set by the Board, while the consolidated DIR results for the nine month fiscal year ended December 31, 2013, achieved the targeted reduction, resulting in the STIP pool for the nine month fiscal year ended December 31, 2013, being funded by both strong safety results and improved profitability, thereby generating 91% of target into the funding pool for NEOs.

Incentive opportunities for STIP participants at different levels within our organization are set as a percentage of each individual’s base salary. The target incentive opportunity for each of the NEOs is 100% of base salary. The payouts for the NEOs range from zero to a maximum of 200% of target bonus depending on the Corporation’s performance relative to the Consolidated EBITDA target and the DIR target.

The Human Resources & Compensation Committee recommends the STIP award for the CEO on the basis of the Corporation’s EBITDA and DIR performance and on the achievement of the CEO’s individual targets. The Board approves the CEO’s STIP award. The Committee approves the STIP awards for other NEOs, on the recommendation of the CEO, based on the same criteria.

The following table sets forth the STIP target, maximum STIP award and the nine month fiscal year ended December 31, 2013, STIP award for each NEO. Each NEO elected to have 50% of their STIP Award in the form of DSUs, and by making such an election, was issued 110% of the number of Deferred Share Units he would otherwise be entitled to if calculated solely on the value of the STIP compensation so deferred.

NEO	STIP Target as Percentage of Base Salary (%)	STIP Target ($) (1)	Maximum STIP Award ($)	CY2013 STIP Award	CY2013 STIP Cash Award	CY2013 STIP DSU Award
				($) (2)	($) (3)	($) (4)
Martin Ferron	100 (75.34% for CY2013)	464,658	929,315	422,755	211,378	232,514
David Blackley	100 (75.34% for CY2013)	239,878	479,756	218,246	109,123	120,034
Joseph Lambert	100 (75.34% for CY2013)	235,459	470,918	214,225	107,113	117,825
Barry Palmer	100 (75.34% for CY2013)	222,407	444,814	202,350	101,175	111,292

(1)

STIP Target is determined as follows: 100% (Base Salary Effective April 1, 2013 to June 30, 2013 x 24.93%) + (Base Salary Effective July 1, 2013 to December 31, 2013 x 50.41%). This calculation takes into consideration base salary changes made part way through the calendar year and the number of calendar days in the period. Further pro-rations of the STIP calculation would occur if off-cycle adjustments were made throughout the calendar year.

(2)	The Maximum STIP Award is based on two times (2x) the base salary earned for the period.

(3)	Fifty Percent of the STIP Award is payable in cash.

(4)	Value of DSUs on grant date is based on 50% of STIP Award, divided by the fair market value of NOA shares on February 19, 2014 ($6.673), plus 10%.

Long-Term Incentive Plan (“LTIP”)

The purpose of the Corporation’s equity-based LTIP is to motivate executives to achieve sustained long-term performance, which will increase the value of the Corporation over the long term and in turn, generate sustained returns for shareholders. Under the LTIP, long-term incentives are awarded to executives in the form of share options and Restricted Share Units (RSUs), the value of which is directly linked to share price.

The annual target LTIP value is 50% of base salary for the CEO and 40% of base salary for other NEOs. Each year, 50% of the annual target LTIP value is granted in the form of share options, with the balance of the annual target LTIP granted in the form of RSUs.

NEO	Annual LTIP Value at Target (% of base salary)	% as Share Options	% as RSUs
Martin R. Ferron	50	50	50
David Blackley	40	50	50
Joseph C. Lambert	40	50	50
Barry W. Palmer	40	50	50

Share Option Plan

The Share Option Plan was approved by the Corporation’s shareholders on November 3, 2006 and became effective on November 28, 2006. The Share Option Plan is administered by the Human Resources & Compensation Committee. Option grants under the Share Option Plan may be made to the Corporation’s directors, officers, employees and consultants selected by the Committee. The Share Option Plan provides for the discretionary grant of options to purchase the Corporation’s common shares. Options granted under the Share Option Plan are evidenced by an agreement, specifying the vesting, exercise price and expiration of such options, which terms are determined for each optionee by the Committee.

Options to be granted under the Share Option Plan will have an exercise price of not less than the previous five-day volume weighted average trading price of the Corporation’s Common Shares on the Toronto Stock Exchange or the New York Stock Exchange (to be determined by where the majority of the trading volume and value of the Common Shares occurs), converted to Canadian dollars.

The Share Option Plan provides that up to 10% of the Corporation’s issued and outstanding NAEP Common Shares from time to time may be reserved for issuance or issued from treasury and also provides that the maximum number of NAEP Common Shares issuable to insiders under the Share Option Plan (and any other security based compensation arrangements of the Corporation) is 10% of the Corporation’s issued and outstanding NAEP Common Shares. The maximum number of the Corporation’s Common Shares issuable to insiders, at any time or within any one year period, pursuant to the Share Option Plan and any other security based compensation arrangements of the Corporation is 10% of the outstanding NAEP Common Shares on a non-diluted basis immediately prior to the proposed option to purchase.

As of December 31, 2013, the Corporation had 34,746,236 Common Shares outstanding, therefore providing for a current maximum of 3,474,624 Common Shares reserved for issuance under the Share Option Plan. As at December 31, 2013, the Corporation had 2,763,280 options to purchase Common Shares outstanding (or approximately 7.95% of the outstanding Common Shares), leaving unallocated options to purchase an aggregate of 711,344 Common Shares (or approximately 2.05% of the outstanding Common Shares) available for future option grants.

Securities Authorized for Issuance Under Equity Compensation Plan

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Figure in column (a) as a percentage of issued and outstanding NAEP Common Shares	Weighted-average exercise price of outstanding options, warrants and rights (i)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (ii)	Figure in column (d) as a percentage of issued and outstanding NAEP Common Shares
Plan Category	(a)	(b)	(c)	(d)	(e)
Equity compensation plans approved by security holders	2,763,280	7.95%	6.24	711,344	2.05%
Equity compensation plans not approved by security holders	N/A	N/A	N/A	N/A	N/A
Total	2,763,280	7.95%	6.24	711,344	2.05%

(i)	Fair market value as at December 31, 2013

(ii)

The Share Option Plan states that the Compensation Committee may issue options, provided that the aggregate number of NAEP Common Shares that may be issued from treasury under the Share Option Plan may not exceed 10% of the number of issued and outstanding NAEP Common Shares on a non-diluted basis immediately prior to the proposed option issuance.

Options may not be exercised prior to the first anniversary of the date of the grant. The vesting of options is otherwise determined on the grant of the option. Generally, options vest over a five-year period at a rate of 20% per year and expire at the end of 10 years. Each option has a term of no less than five and not more than 10 years.

The Share Option Plan provides that, in the event of the termination (with or without cause) of an optionee, the options held by an optionee cease to be exercisable 30 days after the termination, subject to adjustment by the Human Resources & Compensation Committee. For qualified retirees (age 55 or over and as approved by the Human Resources & Compensation Committee), vested options continue to be exercisable for the balance of the exercise period applicable to the option.

The Corporation does not provide financial assistance to participants under the Share Option Plan to facilitate the purchase of securities under the Share Option Plan. Options granted under the Share Option Plan are not transferable by an optionee, except by an optionee’s will or by the laws of descent and distribution. During the lifetime of an optionee, the options are exercisable by only him or her (or, in the case of the optionee’s disability, by his or her legal representative(s), if applicable). If an optionee dies, the options held by such optionee may be exercised by the legal representative of the deceased optionee. Such options cease to be exercisable on such date that is the earlier of: (a) 365 days after the optionee’s death, and (b) the expiry date set out in the deceased optionee’s option agreement. Notwithstanding the foregoing, the Share Option Plan allows the expiry date to be extended by determination of the Human Resources & Compensation Committee or as permitted under the option agreement. If the expiry date falls within or immediately after a blackout period or a lock-up period, the expiry date would be automatically extended for five business days after the blackout period or lock-up period.

The Share Option Plan provides that subject to receipt of shareholder and regulatory approval, the Board of Directors may make certain specified amendments to the Share Option Plan, including (i) any amendment to the number of securities issuable under the Share Option Plan, (ii) any changes in the participants in the plan that have the potential of broadening or increasing insider participation, (iii) the introduction of, or amendments to, any form of financial assistance and (iv) any other amendments that may lead to significant or unreasonable dilution in the Corporation’s outstanding securities or may provide additional benefits to eligible participants, particularly to participants who are insiders. The Share Option Plan authorizes the Board of Directors to make other amendments to the plan, subject only to regulatory approval (i.e. without shareholder approval, unless specifically required by applicable law), including (i) amendments of a “housekeeping” nature (i.e. amendments for the purpose of curing any ambiguity, error or omission in the Share Option Plan, or to comply with applicable law or the requirements of any stock exchange on which the NAEP Common Shares are listed), (ii) any changes to the vesting provisions, (iii) any changes in the termination provisions of an option or of the Share Option Plan which does not entail an extension beyond the original expiry date, (iv) a discontinuance of the Share Option Plan and (v) the addition of provisions relating to phantom share units, such as restricted share units and deferred share units, which result in participants receiving cash payments, and the terms governing such features.

Share Options are normally granted in November or December of each fiscal year as part of the 50% grant under the LTIP program. For the nine month fiscal year ending December 31, 2013, the Board approved issuing the Share Options on December 18, 2013, and a total of 92,400 Share Options were granted to the NEOs at an exercise price of $5.91.

Restricted Share Unit Plan (“RSU Plan”)

The Board has approved the RSU Plan. The RSU Plan is part of the Corporation’s Long-Term Incentive Plan. Under the RSU Plan the corporation credits a Restricted Share Unit (a “RSU”), being a right granted to a participant to receive a cash payment equivalent to the fair market value of a Common Share of the Corporation, or at the discretion of the Corporation, in a number of Common Shares purchased on the open market, as of the maturity date. RSUs “cliff-vest” three years from their grant date. If any dividends are paid on the Corporation’s Common Shares, additional RSUs will be credited to the participant to reflect such dividends. The RSU plan provides that, in the event of termination of a participant (with or without cause), all RSUs that are not earned RSUs are immediately forfeited. In the event of retirement or disability of a participant, all earned RSUs will be redeemed within 30 days of the maturity date. Any RSUs which have not completed their prescribed term (credited RSUs) shall continue to be eligible to become earned RSUs as if the participant was still employed by the corporation. On the death of a participant, all credited RSUs will vest and will be redeemed within 90 days of the date of the participant’s death. Rights respecting RSUs are not transferable or assignable other than by will or the laws of descent and distribution.

In June 2010, the Board approved amendments to the RSU plan in the event of a Change of Control in order to provide a retention vehicle at a time of employment uncertainty. The amendments provide that 100% of the outstanding RSUs that are not earned RSUs held in the participant’s RSU Account on the date the Change of Control transaction is completed shall be deemed to be earned RSUs. The value of the Earned RSUs will be fixed at the date of the Change in Control and final payment deferred until the end of the maximum term (3 years) of the RSU. Termination provisions in the amendments provide that within 24 months following the Change of Control, if the participant’s employment is terminated for any reason other than death, disability, qualified retirement or good reason as defined in the plan, all earned RSUs shall be immediately forfeited. In the case of a termination without cause, within 36 months following a Change of Control, all earned RSUs shall be paid out.

The Human Resources & Compensation Committee, on recommendation to and approval of the Board, may amend, suspend or terminate the RSU Plan or any portion thereof at any time. However, no amendment, suspension or termination may materially adversely affect any RSUs, or any rights pursuant thereto, granted previously to any participant without the consent of that participant.

On April 1, 2013, as part of the remaining 50% of grants under the LTIP program, a total of 88,374 RSUs were granted to the NEOs.

The following table outlines the total LTIP awards for the NEOs for the nine month fiscal year ended December 31, 2013:

NEO	LTIP Target as Percentage of Base Salary (%) (a)	Share Options Granted December 18, 2013	RSUs Granted April 1, 2013
Martin R. Ferron (b)	50	41,900	50,000
David Blackley	40	17,400	13,138
Joseph C. Lambert	40	17,100	12,896
Barry W. Palmer	40	16,000	12,340

(a)	LTIP awards are delivered through two vehicles – 50% of the award is delivered as Share Options and 50% of the award as RSUs

(b)

Martin Ferron was granted an additional 17,811 RSUs by the Board of Directors as compensation for voluntarily electing not to receive the Share Options he otherwise would have been entitled to as part of the 2013 fiscal year grant, choosing instead to make such options available for a larger grant to other employees.

Retirement Arrangements

The Corporation does not have a pension plan. For the nine month fiscal year ended December 31, 2013, the total amount the Corporation set aside for pension, retirement and similar benefits for the NEOs was $57,849, consisting of employer matching contributions to the executive officers’ Registered & Non Registered Retirement Savings Plans.

Benefit Plans

The Corporation provides the NEOs with health, dental, disability and insurance coverage through benefit plans paid for by the Corporation.

Perquisites

NEOs receive a limited number of perquisites that are consistent with market practice for individuals at this level. These include a vehicle allowance, reimbursement for annual dues at a local heath or sports club, an annual medical examination and a discretionary health care spending account.

SUMMARY COMPENSATION TABLE

The following table sets forth the annual compensation for the nine month fiscal year ended December 31, 2013, paid to, or earned by, the NEOs. In addition to the information required to be disclosed in the Summary Compensation Table under applicable securities laws, the following table includes the compensation value of Option awards as of the end of the fiscal year and a total dollar value of compensation received.

Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary Earned ($) (a)	Share- based Awards ($) (b)	Option- based Awards ($) (c)	Annual Incentive Plan (STIP) ($) (d)	Long- term Incentive Plans	Group RRSP ($)	All other Compensation ($) (e)	Total Compensation
Martin R. Ferron President and Chief Executive Officer (Hired June 7, 2012)	CY2013 FY2013	462,500 491,154	232,514 233,000	247,629 2,107,500	211,378 600,000	N/A N/A	23,125 19,558	(e) 60,000	1,177,146 3,511,212
David Blackley Chief Financial Officer (Hired January 14, 2008)	CY2013 FY2013 FY2012	238,754 302,451 289,055	120,034 61,223 294,255	102,834 118,196 64,386	109,123 302,421 52,838	N/A N/A N/A	11,938 15,123 14,778	(e) (e) (e)	582,683 799,414 715,312
Joseph Lambert Chief Operating Officer (Hired September 27, 2010)	CY2013 FY2013 FY2012	234,356 297,567 284,175	117,825 60,095 315,181	101,061 118,196 63,948	107,113 213,607 49,402	N/A N/A N/A	11,718 14,878 14,209	(e) (e) (e)	572,073 704,343 726,915
Barry Palmer Vice President, Oil Sands Operations (Hired December 15, 2011)	CY2013 FY2013 FY2012	221,375 278,125 207,477	111,292 57,504 165,360	94,560 279,625 43,362	101,175 199,612 40,688	N/A N/A N/A	11,069 14,873 11,487	(e) (e) 51,175	539,471 829,739 519,548

(a)

Salary Earned for CY2013 reflects base salary for the period April to December, 2013. Salary earned for FY2013 and FY2012 reflects base salary for the period April 1—March 31 for each respective fiscal year. Salaries are paid on a bi-monthly schedule.

(b)

CY2013 reflects the DSU value of the STIP award granted February 19, 2014 representing the CY2013 STIP. FY2013 and FY2012 reflect the grant date fair value of the RSUs (rounded to nearest dollar). Those RSUs granted on April 1, 2013 as part of the regular LTIP grant were reported in FY2013. The FY2012 figures represent the fair market value of the RSUs granted on June 1, 2011 and April 1, 2012 (regular LTIP grant).

(c)

Calculated as the number of option-based awards granted multiplied by the fair value of each award as at the grant date. The fair value of each award represents the intended compensation value of the award using a Black-Scholes valuation model. The Black-Scholes option pricing model assumptions used by NAEP were (i) dividend yield of nil%; (ii) expected volatility of 69.11% (December 18, 2013) or 70.0% (September 19, 2012) or 75.22% (November 11, 2011); (iii) risk-free rate of 1.91% (December 18, 2013) or 1.51% (September 19, 2012) or 1.32% (November 11, 2011); and (iv) expected life of 6.15 years (December 18, 2013) or 5.5 years (September 19, 2012) or 6.3 years (November 11, 2011). The FY2012 figure for Mr. Ferron includes 750,000 option-based awards granted June 14, 2012 multiplied by the closing share price as at the grant date ($2.81). The FY2012 figure for Mr. Palmer includes 40,000 option-based awards granted April 1, 2012 multiplied by the closing share price as at the grant date ($4.88).

(d)	Reflects the cash compensation (non-equity portion) of the STIP payment made to each Executive for the applicable reporting period. For the CY2013, the amount reflects the 50% cash award.

(e)

The amount of other annual compensation does not exceed the lesser of $50,000 or 10% of the NEOs total salary for the fiscal year. The amount indicated for Martin R. Ferron for fiscal 2013 presents his relocation allowance ($650 of that allowance being non-taxable). The amount indicated for Barry W. Palmer for fiscal 2012 presents his taxable relocation allowance.

ANALYSIS OF CALENDAR YEAR 2013 COMPENSATION DECISIONS REGARDING NEOS

The following outlines the rationale behind the compensation decisions for each of the NEOs for calendar year 2013.

Martin R. Ferron

Mr. Ferron was hired June 7, 2012; the Board approved a base salary of $600,000 and he was eligible for salary adjustment review in July 2013. Mr. Ferron received a base salary increase of 4.2% in the nine month fiscal year ended December 31, 2013, increasing his base salary to $625,000. Under the STIP, Mr. Ferron’s incentive award is based solely on corporate results which are directly related to his individual achievements. As outlined above, the corporation achieved 88.7% of the consolidated EBITDA target and fully achieved the DIR safety target which resulted in an STIP payout at 91% of target for Mr. Ferron. This resulted in an STIP award of $422,755 for the nine month fiscal year ended December 31, 2013, for Mr. Ferron. As permitted under the new share ownership guidelines for NEOs, Mr. Ferron elected to receive 50% of his STIP award in form of DSUs. Mr. Ferron received 34,844 DSUs with a value of $232,514.

STIP Component Awarded in DSUs

	Number	Grant Date Value*
DSUs	34,844	232,514
Total Value	34,844	232,514

*	Value of DSUs on grant date is based on 50% of STIP Award, divided by the fair market value of NOA shares on February 19, 2014 ($6.673), plus 10%

Under the LTIP, Mr. Ferron was awarded share options and RSUs as follows:

LTIP Component	Number	Grant Date Value*
Share Options	41,900	247,629
RSUs	Nil	Nil
Total Value	41,900	247,629

*

The fair value of each option granted by the Company was estimated on the grant date using the Black-Scholes option pricing model. The grant date of the share options was December 18, 2013. The April 1, 2013, RSU grant was reported in FY2013.

David Blackley

Mr. Blackley received a base salary increase of 6.0% in July 2013, increasing his base salary to $324,461 from $306,095. This increase was in line with the general salary increase budget approved for all managerial, professional and administrative staff in July 2013 and is supported by market data for similar Chief Financial Officers within the corporation’s comparator group.

As mentioned previously, the Human Resources & Compensation Committee approved a change to the STIP plan for NEOs effective April 1, 2013 and under the STIP structure, Mr. Blackley’s incentive award is based strictly on the results of the corporation. As outlined above, the corporation achieved 88.7% of the consolidated EBITDA target and fully achieved the DIR safety target which resulted in an STIP payout at 91% of target for Mr. Blackley. This resulted in an STIP award of $218,246 for the nine month fiscal year ended December 31, 2013, for Mr. Blackley. As permitted under the new share ownership guidelines for NEOs, Mr. Blackley elected to receive 50% of his STIP award in form of DSUs. Mr. Blackley received 17,988 DSUs with a value of $120,034.

STIP Component Awarded in DSUs

	Number	Grant Date Value*
DSUs	17,988	120,034
Total Value	17,988	120,034

*	Value of DSUs on grant date is based on 50% of STIP Award, divided by the fair market value of NOA shares on February 19, 2014 ($6.673), plus 10%

Under the LTIP, Mr. Blackley was awarded share options and RSUs as follows:

LTIP Component	Number	Grant Date Value*
Share Options	17,400	102,834
RSUs	Nil	Nil
Total Value	17,400	102,834

*

The fair value of each option granted by the Company was estimated on the grant date using the Black-Scholes option pricing model. The grant date of the share options was December 18, 2013. The April 1, 2013, RSU grant was reported in FY2013.

Joseph C. Lambert

Mr. Lambert received a base salary increase of 6.0% in the nine month fiscal year ended December 31, 2013, increasing his base salary to $318,484 from $300,456. This increase was in line with the general salary increase budget approved in July 2013 and is supported by market data for similar Chief Operating Officers within the corporation’s comparator group.

As mentioned, the Human Resources & Compensation Committee approved a change to the STIP plan for NEOs effective April 1, 2013 and under the STIP structure, Mr. Lambert’s incentive award is based strictly on the results of the corporation. As outlined above, the corporation achieved 88.7% of the consolidated EBITDA target and fully achieved the DIR safety target which resulted in an STIP payout at 91% of target for Mr. Lambert. This resulted in an STIP award of $214,225 for the nine month fiscal year ended December 31, 2013, for Mr. Lambert. As permitted under the new share ownership guidelines for NEOs, Mr. Lambert elected to receive 50% of his STIP award in form of DSUs. Mr. Lambert received 17,657 DSUs with a value of $117,825.

STIP Component Awarded in DSUs

	Number	Grant Date Value*
DSUs	17,657	117,825
Total Value	17,657	117,825

*	Value of DSUs on grant date is based on 50% of STIP Award, divided by the fair market value of NOA shares on February 19, 2014 ($6.673), plus 10%

Under the LTIP, Mr. Lambert was awarded share options and RSUs as follows:

LTIP Component	Number	Grant Date Value*
Share Options	17,100	101,061
RSUs	Nil	Nil
Total Value	17,100	101,061

*

The fair value of each option granted by the Company was estimated on the grant date using the Black-Scholes option pricing model. The grant date of the share options was December 18, 2013. The April 1, 2013, RSU grant was reported in FY2013.

Barry W. Palmer

Mr. Palmer received a base salary increase of 4% in the nine month fiscal year ended December 31, 2013, increasing his base salary to $299,000 from $287,500. This increase reflected Mr. Palmer’s continued strong performance and contributions to managing costs of the sole operating division, while aligning his executive experience with that of the other NEOs and to comparable market positions.

As mentioned, the Human Resources & Compensation Committee approved a change to the STIP plan for NEOs effective April 1, 2013 and under the STIP structure, Mr. Palmer’s incentive award is based strictly on the results of the corporation. As outlined above, the corporation achieved 88.7% of the consolidated EBITDA target and fully achieved the DIR safety target which resulted in an STIP payout at 91% of target for Mr. Palmer. This resulted in an STIP award of $202,350 for the nine month fiscal year ended December 31, 2013, for Mr. Palmer. As permitted under the new share ownership guidelines for NEOs, Mr. Palmer to receive 50% of his STIP award in form of DSUs. Mr. Palmer received 16,678 DSUs with a value of $111,292.

STIP Component Awarded in DSUs

	Number	Grant Date Value*
DSUs	16,678	111,292
Total Value	16,678	111,292

*	Value of DSUs on grant date is based on 50% of STIP Award, divided by the fair market value of NOA shares on February 19, 2014 ($6.673), plus 10%

Under the LTIP, Mr. Palmer was awarded share options and RSUs as follows:

LTIP Component	Number	Grant Date Value*
Share Options	16,000	94,560
RSUs	Nil	Nil
Total Value	16,000	94,560

*

The fair value of each option granted by the Company was estimated on the grant date using the Black-Scholes option pricing model. The grant date of the share options was December 18, 2013. The April 1, 2013, RSU grant was reported in FY2013.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table summarizes the number and value of outstanding share-based and option-based awards for each of the NEOs at the end of the 2013 calendar year.

There were no Securities or vested Share-based Awards (RSUs) not paid out or distributed as at December 31, 2013.

Option-Based Awards

NEO	Unexercised Options (including those unvested)	Option Exercise Price	Option Expiry Date	Value of Unexercised In-the-Money Options Which Have Vested (a)	Value of Unexercised In-the-Money Options Which Have Not Yet Vested (a)
Martin R. Ferron	680,000	$2.79	June 15, 2022	$272,800	$2,046,000
	41,900	$5.91	December 18, 2023		$12,151
David Blackley	75,000	$13.21	January 14, 2018
	9,800	$3.69	December 4, 2018	$24,598
	50,000	$8.28	June 16, 2019
	11,800	$9.33	February 8, 2020
	9,800	$10.13	December 13, 2020
	14,700	$6.56	November 30, 2021
	70,000	$2.75	September 19, 2022	$48,300	$193,200
	17,400	$5.91	December 18, 2023		$5,046
Joseph C. Lambert	50,000	$16.46	April 15, 2018
	9,200	$9.33	February 8, 2020
	30,000	$8.58	September 22, 2020
	9,400	$10.13	December 13, 2020
	14,600	$6.56	November 30, 2021
	56,000	$2.75	September 19, 2022		$193,200
	17,100	$5.91	December 18, 2023		$4,959
Barry W. Palmer	5,100	$9.33	February 8, 2020
	6,500	$10.13	December 13, 2020
	9,900	$6.56	November 30, 2021
	40,000	$4.90	April 1, 2022	$10,400	$41,600
	40,000	$2.75	September 19, 2022		$138,000
	16,000	$5.91	December 18, 2023		$4,640

(a)

Amounts calculated as the December 31, 2013 closing price of the NAEP Common Shares on the Toronto Stock Exchange, which was $6.20, less the option exercise price multiplied by the number of option-based awards as of December 31, 2013.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of option-based and share-based awards of the NEOs that vested during the nine month fiscal year ended December 31, 2013, as well as the value of non-equity incentive plan compensation that the NEOs earned during the nine month fiscal year ended December 31, 2013:

NEO	Option-Based Awards – Value Vested During the Year ($) (a)	Share-Based Awards – Value Vested During the Year ($) (b)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Martin R. Ferron	286,500	Nil	Nil
David Blackley	40,309	27,452	Nil
Joseph C. Lambert	39,625	21,636	Nil
Barry W. Palmer	25,600	11,534	Nil

(a)

Calculated as the number of option-based awards that vested during the nine month fiscal year ended December 31, 2013 multiplied by the difference between the exercise price and the closing share price on the Toronto Stock Exchange on the date the options vested.

(b)

Calculated as the number of RSUs that vested during the nine month fiscal year ended December 31, 2013 multiplied by the fair market value which is the volume-weighted average pricing for the five days prior to vesting, on the New York Stock Exchange, converted to Canadian dollars ($4.66) and represents the payout of the April 1, 2010 RSUs on April 19, 2013.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Termination and change of control benefit amounts are summarized in the following chart, and thereafter the specific arrangements contained in each employment agreement are outlined for each NEO.

In the event of a change in control; all Restricted Share Units (“RSUs”) are deemed to be earned and the maturity date is the date the change of control is completed, in the case of Share Options all outstanding options become exercisable.

In the event of termination; all RSUs other than earned RSUs are forfeited and all earned RSUs are redeemed and settled, in the case of Share Options all options cease to become exercisable thirty days after the termination date.

	RSU Plan	Share Option Plan	RSU Plan	Share Option Plan		Employment Contract - Retiring Allowance
	Change in Control		Termination		July 1, 2013 Base Salary		On or Prior to 5th Anniversary of Executive Start Date	After 5th Anniversary of Executive Start Date up to 10th	After 10th Anniversary of Executive Start Date	PRORATED 90% Target Short Term Incentive Plan (g)
NEO	RSU Value (a) (b)	Share Option Value (c) (d)	RSU Value (a) (e)	Share Option Value (d) (f)			1.00	1.25	1.50	0.90
Martin Ferron (h)			—	272,800	625,000	Termination	625,000	625,000	625,000	416,250
	310,000	2,330,951				Change in Control (i)	1,250,000	1,250,000	1,250,000	1,125,000
David Blackley (j)	440,876	271,144	27,099	72,898	324,461		405,576	405,576	486,692	214,879
Joseph C. Lambert	449,444	198,159	21,358	—	318,484		318,484	398,105	477,726	210,920
Barry W. Palmer	242,184	194,640	11,385	10,400	299,000		299,000	373,750	448,500	199,237

Information above as of December 31, 2013. Amounts are in Canadian dollars.

(a)	Value is the December 31, 2013 closing price of the NAEP Common Shares on the Toronto Stock Exchange, which was $6.20.

(b)	All unearned RSU grants become vested or earned.

(c)	All outstanding share options become exercisable.

(d)

Value is the December 31, 2013 closing price of the NAEP Common Shares on the Toronto Stock Exchange, which was $6.20, less the option exercise price multiplied by the number of vested option-based awards as of December 31, 2013.

(e)	All RSU grants earned are redeemed and settled.

(f)	All vested share options become exercisable for 30 days following the termination date.

(g)

Target STIP for the CY2013 was pro-rated to 75.34%, representing the period April 1 - December 31, 2013. The amounts shown represent the required STIP payout for that period. In the case of Change of Control, Martin Ferron’s STIP portion of the Retiring Allowance is not pro-rated and is equal to 2x ninety percent of the STIP target for the fiscal year in which the Termination Date occurs. If the termination occurs prior to the payout of the STIP for the completed fiscal year, Mr. Ferron shall receive any earned STIP for the prior fiscal year. If termination occurs after Q1, Mr. Ferron earns a pro-rated STIP amount based on ninety percent of the target STIP.

(h)	Regarding termination, Martin Ferron’s Employment Contract provides one times his annual base salary, regardless of service.

(i)	In the case of Change of Control, Mr. Ferron is eligible for 2x his annual base salary.

(j)	Regarding termination, David Blackley’s Employment Contract provided 1.25 times his annual base salary for service up to his 5th Anniversary, however, Mr. Blackley’s service has surpassed that date.

The Corporation has entered into employment agreements with each of the NEOs. Except for Mr. Ferron, none of the Corporation’s employment agreements with its NEOs entitles such executives to receive any payments in the event of a change in control of the corporation. The termination arrangements contained in each employment agreement are outlined for each NEO as follows.

Martin R. Ferron

In accordance with the provisions of Mr. Ferron’s executive employment agreement effective June 7, 2012, he is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If his employment is terminated by the Corporation without cause, he will receive a payment equal to one times his annual base salary, which equates to $625,000 as of December 31, 2013. In addition, if his employment is terminated by the Corporation without cause, Mr. Ferron is entitled to an additional payment equal to 90% of the amount of his target STIP Award under the STIP for the then-current fiscal year, pro-rated to the date of termination, which equates to a maximum of $416,250 as of December 31, 2013, representing the period April to December, 2013. Mr. Ferron is subject to certain non-competition and confidentiality agreements. In the event of a change of control, Mr. Ferron’s executive employment contract calls for a retiring allowance equal to two times his annual base salary which equates to $1,250,000; additional retiring allowance equivalent to two times 90% of the STIP target which equates to $1,125,000; actual STIP earned if termination occurs after fiscal-year end but before STIP payment date; 90% of target STIP (pro-rated) if termination occurs after Q2 but before fiscal year end; all earned RSUs to be paid out and unvested options will accelerate and vest as of termination date.

David Blackley

In accordance with the provisions of Mr. Blackley’s executive employment agreement effective April 30, 2008, he is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If his employment is terminated by the Corporation without cause, on or prior to his tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one quarter times his annual base salary, which equates to $405,576 as of December 31, 2013. If terminated after his tenth anniversary of employment with the corporation or one of its predecessors, he will receive a payment equal to one and one half times his annual base salary, which equates to $486,692 as of December 31, 2013. In addition, if his employment is terminated by the Corporation without cause, Mr. Blackley is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro-rated to the date of termination, which equates to a maximum of $214,879 as of December 31, 2013, representing the period April to December, 2013. Mr. Blackley is subject to certain non-competition and confidentiality agreements.

Joseph C. Lambert

In accordance with the provisions of Mr. Lambert’s executive employment agreement effective September 27, 2010, he is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If terminated after his fifth anniversary of employment but prior to the tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one quarter times his annual base salary, which equates to $398,105 as of March 31, 2013. If terminated after his tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one half times his annual base salary, which equates to $477,726 as of December 31, 2013. In addition, if his employment is terminated by the Corporation without cause, Mr. Lambert is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro-rated to the date of termination, which equates to a maximum of $210,920 as of December 31, 2013, representing the period April to December, 2013. Mr. Lambert is subject to certain non-competition and confidentiality agreements.

Barry W. Palmer

In accordance with the provisions of Mr. Palmer’s employment agreement effective December 15, 2011, he is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If terminated after his tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one half times his annual base salary, which equates to $448,500 as of December 31, 2013. In addition, if his employment is terminated by the Corporation without cause, Mr. Palmer is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro rated to the date of termination, which equates to a maximum of $199,237 as of December 31, 2013. Mr. Palmer is subject to certain non-competition and confidentiality agreements.

BOARD OF DIRECTORS COMPENSATION

As at April 1, 2013, the Board was composed of eight non-employee Directors plus the Corporation’s President and Chief Executive Officer, Martin R. Ferron. During the 2013 financial year, one non-employee director ended his tenure on the Board – George R. Brokaw resigned from the Board effective June 18, 2013.

Mandate of the Board of Directors

The Board supervises the management of the Corporation’s business as provided by Canadian law and complies with the listing requirements of the New York Stock Exchange applicable to foreign private issuers, which require that the Board be composed of a majority of independent directors. The Corporation has adopted a Corporate Governance Policy which sets the framework for how the Board approaches its mandate and addresses such things as (i) the responsibility of the Board to monitor the operation of the business, provide oversight of risk management, internal control and corporate communications, and approve the strategic and ethical directions of the Corporation, (ii) committees of the Board of Directors (which include an Audit Committee, Human Resources & Compensation Committee, Governance Committee and a Health, Safety, Environment and Business Risk Committee), (iii) qualifications, responsibilities, orientation and education of the directors, and (iv) succession planning. The Corporate Governance Policy for the Corporation can be found on the Corporation’s website at www.nacg.ca.

Compensation Philosophy and Approach

The compensation of non-employee Directors is intended to attract highly qualified individuals with the capability to meet the demanding responsibilities of Board members and to align the interests of directors with those of the company’s shareholders. Non-employee director compensation is not incentive-based. Non-employee Directors are compensated based on a combination of an annual retainer, Committee Chair retainer (if applicable) and meeting attendance fees. The President and CEO does not receive additional compensation for his role on the Board.

Compensation Structure

The Corporation’s non-employee Directors, other than the Chair, each receive an annual retainer and a fee for attendance at each meeting of the Board or any committee of the Board that they attend, and are reimbursed for reasonable out-of-pocket expenses incurred in connection with their services pursuant to the Corporation’s policies. The table below outlines the annual compensation payable to non-employee Directors. For the nine month fiscal year ended December 31, 2013, such amounts were prorated.

Type of Fee	Amount ($)
Annual Fees
Board retainer	110,000
Audit committee chair	12,000
HRCC committee chair	9,000
Risk committee chair	5,000
Governance committee chair	5,000
Attendance Fees (per meeting)
Board or committee meeting	1,500

The Human Resources & Compensation Committee assesses the adequacy and form of compensation paid to Directors in order to ensure that their compensation is competitive and reflects their responsibilities as directors. Periodically, the Human Resources & Compensation Committee benchmarks directors’ compensation against compensation paid by major Canadian public companies similar in size to the Corporation and will engage the services of a compensation consultant to report on relevant benchmark data and recommend appropriate compensation for directors. Director compensation was updated in January 2008 based upon analysis and recommendation by Hewitt Associates (now Meridian Compensation Partners LLC).

Share Ownership Guidelines

One way that Board members demonstrate their commitment to the long term success of the corporation is through share ownership. The Board has established share ownership guidelines for non-employee directors which must be met within five years of being elected as a director. The Share Ownership Guidelines require the Chair of the Board of Directors to own $660,000 of equity in the Corporation and the remaining directors to own $330,000 of equity in the Corporation, in each case represented by NAEP Common Shares and/or Deferred Share Units (“DSUs”). Such ownership level must be achieved within five years of the initial appointment or election as a director. The achievement of the share ownership threshold is facilitated by the requirement for the directors to receive 50% of their annual fixed remuneration in the form of DSUs. Once the share ownership threshold is achieved, the number of NAEP Common Shares and DSUs representing the compliance level must be held for at least 30 days to qualify. Thereafter that number of NAEP Common Shares or DSUs must be maintained in order to remain compliant, regardless of a subsequent decrease in NAEP Common Share price. All current Directors comply with these Share Ownership Guidelines.

Board and Committee Membership

Over the course of the nine month fiscal year ended December 31, 2013, the following non-employee Directors served on the following committees:

Committee Members	Audit	HRCC	Risk	Governance
George R. Brokaw			✓	✓
Carl F. Giesler Jr.	✓	✓
William C. Oehmig		✓	✓*
Allen R. Sello	✓*	✓
Jay W. Thornton	✓		✓	✓
Peter W. Tomsett		✓*	✓
K. Rick Turner	✓			✓
Ronald A. McIntosh				✓*

*	denotes Chairperson

Director Meeting Attendance

The following chart illustrates the attendance by directors at Board and Committee meetings during the nine month fiscal year ended December 31, 2013.

	Board	Audit	HRCC	Gov	Risk
George Brokaw	1 of 1	N/A	N/A	N/A	1 of 1
Martin Ferron	4 of 4	N/A	N/A	N/A	N/A
Carl Giesler, Jr.	4 of 4	3 of 3	4 of 4	N/A	N/A
Ronald McIntosh	4 of 4	N/A	N/A	1 of 1*	N/A
William Oehmig	3 of 4	N/A	3 of 4	N/A	5 of 5*
Allen Sello	4 of 4	3 of 3*	4 of 4	N/A	N/A
Jay Thornton	4 of 4	3 of 3	N/A	1 of 1	5 of 5
Peter Tomsett	4 of 4	N/A	4 of 4*	N/A	4 of 5
Rick Turner	4 of 4	3 of 3	N/A	1 of 1	N/A

*	Denotes chair

N/A:	not on committee

Compensation Summary

The following table summarizes all fees paid to non-employee directors during the nine month fiscal year ended December 31, 2013.

Name	Board Retainer ($)	Committee Chair Retainer ($)(a)	Attendance Fees ($)	Fees Paid in Cash ($)	Fees paid in DSU’s ($) (b)	Total Fees Earned ($)
George Brokaw	27,500	—	3,000	—	30,500	30,500
Carl Giesler, Jr.	82,500	—	16,500	—	99,000	99,000
Ronald McIntosh (c)	165,000	—	—	82,500	82,500	165,000
William Oehmig (d)	82,500	3,750	16,500	—	102,750	102,750
Allen Sello (e)	82,500	9,000	16,500	62,250	45,750	108,000
Jay Thornton	82,500		19,500	51,000	51,000	102,000
Peter Tomsett (f)	82,500	6,750	18,000	53,625	53,625	107,250
Rick Turner	82,500		12,000	47,250	47,250	94,500

Total	687,500	19,500	102,000	296,625	512,375	809,000

(a)	The Chair of each Committee must take 50% of their additional annual retainer for serving as Chair in DSUs.

(b)	Amounts reflect grant date fair value of DSUs as calculated in accordance with the deferred share unit plan.

(c)	Ron McIntosh was the chair of the Governance Committee for fiscal year 2013, but as chair of the board he receives no additional remuneration for serving as chair of the Governance Committee.

(d)	Mr. Oehmig was the Chair of the Risk Committee for fiscal year 2013.

(e)	Mr. Sello was the Chair of the Audit Committee for fiscal year 2013.

(f)	Mr. Tomsett was the Chair of the Human Resources & Compensation Committee for fiscal year 2013.

Mr. McIntosh, the Chairman of the Board, received a retainer from April 1, 2013 to December 31, 2013, of $165,000, being the annual Chairman of the Board retainer of $220,000 pro rated for the period of nine months. The Chairman is not eligible to receive annual bonuses and at least 50% of his annual retainer is to be paid in DSUs. Mr. McIntosh elected to have 50% of his retainer paid in DSUs for fiscal 2013.

Mr. Ferron was a member of management of NAEP and did not receive any additional remuneration for his role as Director.

Deferred Share Unit Plan

The Corporation’s Deferred Share Unit Plan (“DSU Plan”) was approved on November 27, 2007 by the Corporation’s Board and became effective on January 1, 2008. The DSU Plan is administered by the Human Resources & Compensation Committee. DSUs under the DSU Plan may be granted to each member of the Board of Directors of the Corporation (the “Director Participant”) as well as to certain senior management employees approved by the Board as being participants in the DSU Plan. The DSU Plan provides that Director Participants receive 50% (or if they choose, up to 100%) of their fees in the form of DSUs. In addition, directors may elect any amount of their variable compensation (i.e. meeting fees) to be paid in the form of DSUs. DSUs vest immediately upon grant and may be redeemed when the Participant ceases to hold office. In the event a director ceases to hold office, all DSUs will be redeemed by the Corporation within 21 days following: (a) in the case of directors that are U.S. taxpayers, the date of such termination; and (b) in the case of all other directors, by December 1 of the calendar year immediately following the year by which such termination takes place (unless an earlier date is elected by the director after termination). A Participant has no further rights respecting any DSU which has been redeemed.

Director Compensation Table

The following chart summarizes all amounts of compensation provided to directors during the nine month fiscal year ended December 31, 2013.

Name	Cash Fees Earned	Share Based Awards	Option Based Awards	Non-Equity Incentive Plan Compensation	Pension Value	All other compensation	Total
George Brokaw	—	30,500	—	—	—	—	30,500
Carl Giesler, Jr.	—	99,000	—	—	—	—	99,000
Ronald McIntosh	82,500	82,500	—	—	—	—	165,000
William Oehmig	—	102,750	—	—	—	—	102,750
Allen Sello	62,250	45,750	—	—	—	—	108,000
Jay Thornton	51,000	51,000	—	—	—	—	102,000
Peter Tomsett	53,625	53,625	—	—	—	—	107,250
Rick Turner	47,250	47,250	—	—	—	—	94,500

Total	296,625	512,375	—	—	—	—	809,000

*	All amounts are in Canadian dollars

Outstanding Share-Based Awards and Option-Based Awards

The following table summarizes the number and value of outstanding share-based awards and option-based awards as at the end of the nine month fiscal year ended December 31, 2013.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options That Have Vested ($) (a)	Number of Shares or Units of Shares That Have Not Vested (b)	Market Payout Value of Share- Based Awards That Have Not Vested ($) (c)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($) (d)
Martin Ferron (e)	Nil	N/A	N/A	Nil	Nil	Nil	Nil

William C. Oehmig	Nil	N/A	N/A	Nil	Nil	Nil	890,897

Allen R. Sello	27,760	5.00	23-Feb-16	33,312	Nil	Nil	408,589

Peter W. Tomsett	27,760	16.75	14-Sep-16	Nil	Nil	Nil	674,014

K. Rick Turner	Nil	N/A	N/A	Nil	Nil	Nil	433,430

Ronald A. McIntosh	70,000	5.00	22-Apr-14	84,000	Nil	Nil	736,245

Carl Giesler, Jr.	Nil	N/A	N/A	Nil	Nil	Nil	359,380

Jay Thornton	Nil	N/A	N/A	Nil	Nil	Nil	159,282

(a)

Amounts calculated as the December 31, 2013 closing price of the NAEP Common Shares on the Toronto Stock Exchange, which was $6.20, less the option exercise price multiplied by the number of option-based awards as of December 31, 2013.

(b)

DSUs granted to Director’s vest immediately, therefore there are no units of shares for Directors that have not vested. Martin Ferron’s RSUs granted April 1, 2013 are represented. Mr. Ferron has no DSUs.

(c)

The value of Mr. Ferron’s RSUs is calculated as the number of RSUs granted during the nine month fiscal year ended December 31, 2013, multiplied by the fair market value which is the volume-weighted average pricing for the five days prior to December 31, 2013, on the New York Stock Exchange, converted to Canadian dollars ($6.24).

(d)

Amounts calculated as the number of share-based awards (DSUs or NAEP Common Shares as applicable) granted, multiplied by the fair market value which is the volume-weighted average pricing for the five days prior to December 31, 2013, on the New York Stock Exchange, converted to Canadian dollars ($6.24).

(e)	All compensation received by Mr. Ferron is in his role as President and CEO. He does not receive any additional compensation for serving as a director.

CORPORATE GOVERNANCE

Board of Directors

The National Policy 58-201 – “Corporate Governance Guidelines of the Canadian Securities Administrators” recommends that boards of directors of reporting issuers be composed of a majority of independent directors. With six of the seven directors proposed to be nominated considered independent, the Board is composed of a majority of independent directors. The Chairman of the Board, Mr. McIntosh, is an independent director. Martin R. Ferron is considered to have a material relation with the Corporation by virtue of his executive officer position with the Corporation and is therefore not independent. Although Mr. Giesler has a relationship with a major shareholder of the

Corporation, that shareholder does not receive any payments in relation to consulting services, Mr. Giesler does not in his individual capacity provide any consulting services to the Corporation, for a fee or otherwise, and in the facts and circumstances applicable to Mr. Giesler, he is not an affiliated entity of the Corporation. The Board of Directors has determined that each of the directors, other than Martin R. Ferron, is an independent director within the meaning of the rules of the New York Stock Exchange applicable to U.S. domestic listed companies and applicable Canadian securities laws.

In order to facilitate open and candid discussion among the Corporation’s independent directors, the Board holds in-camera sessions which exclude any non-independent directors. In-camera meetings are held whenever necessary as part of the regularly scheduled board meetings. In the nine month fiscal year ended December 31, 2013, the number of board meetings included such in-camera sessions, and except for the in-camera sessions, there were no separate meetings of independent board members that took place.

The following table outlines the independence, as defined in the standards established by the CSA, of director nominees, as at the date of the Circular.

Director or Nominee	Independent	Non-Independent	Reason for Non- Independence
Martin R. Ferron		✓	President & CEO
Carl F. Giesler, Jr.	✓
Ronald A. McIntosh	✓
William C. Oehmig	✓
Allen R. Sello	✓
Jay W. Thornton	✓
K. Rick Turner	✓

Directorships with Other Issuers

Currently, the following directors serve on the boards or act as trustees of other public companies, as listed below. As of the date of this Circular no Directors of the Corporation sit together on boards of other public corporations.

Name	Name of Reporting Issuer	Exchange	From
Ronald A. McIntosh	Advantage Oil & Gas Ltd. (a)	TSX	September 1998
Peter W. Tomsett	Silver Standard Resources Inc.	TSX, NASDAQ	November 2006
	Talisman Energy Inc.	TSX, NYSE	December 2009
	African Barrack Gold plc	LSE	April 29, 2013
K. Rick Turner	Energy Transfer Equity, L.P.	NYSE	February 2006
	AmeriGas Partners, L.P.	NYSE	March 2012
Jay W. Thornton	PennWest Petroleum	TSX, NYSE	June 2013

(a)

Advantage Oil & Gas Ltd. is a wholly-owned subsidiary of Advantage Energy Income Fund, an open-ended, unincorporated investment trust established under the laws of the Province of Alberta and created pursuant to a Trust Indenture on April 17, 2001.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors or officers of the Corporation had any outstanding indebtedness to the Corporation or any of its subsidiaries during the nine month fiscal year ended December 31, 2013, or as at the date of this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or executive officer of the Corporation at any time since the beginning of the Corporation’s last completed fiscal year, no proposed nominee for election as a director nor any associate or any affiliate of any such director, officer or nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting. Furthermore, no informed person (as such term is defined under applicable securities laws), proposed nominee for election as a director of the Corporation or any associate or affiliate of any informed person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Corporation’s last fiscal year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries or affiliates, except as disclosed below.

Orientation and Continuing Education

The Governance Committee, in conjunction with the Board Chair and the Chief Executive Officer of the Corporation, is responsible for ensuring that new Directors are provided with an orientation and education about the business of the Corporation. New Directors are provided with written information about the duties and obligations of Directors, the structure and role of the Board and its Committees, the Board’s mandate, Committee Charters, compliance requirements for directors, corporate policies as well as agendas and minutes for recent Board and Committee meetings and opportunities for meetings and discussion with senior management and other directors. The goal is to ensure that new directors fully understand the nature and operation of the Corporation’s business.

Management encourages the Directors to attend relevant education and development opportunities to improve their skills and abilities to carry out the role as a director at the Corporation. Expenses associated with attendance at seminars, conferences and education sessions and/or membership to the Institute of Corporate Directors are reimbursed by the corporation.

Management has provided two sources of training and industry seminars which have been placed on the director extranet site and are updated regularly:

(a)	Industry Conferences – Management updates this list as conferences are scheduled.

(b)	Access to the Institute of Corporate Directors website – This website offers current information for directors and a variety of development opportunities.

Code of Conduct and Ethics Policy

In order to ensure that directors exercise independent judgment and to encourage and promote ethical standards and behaviour, the Board has a written Code of Conduct and Ethics Policy (the “Code”) setting out general statements of conduct and ethical standards to be followed by all of the Corporation’s personnel. A copy of the Code may be obtained at the Corporation’s website at www.nacg.ca.

In order to ensure compliance with the Code, the Board and the Corporation have implemented an ethics reporting policy (the “Reporting Policy”), a copy of which may be obtained at the Corporation’s website at

www.nacg.ca. The objectives of the Reporting Policy are to (i) provide a means of reporting non-compliance with the Code and (ii) to comply with the Sarbanes Oxley Act and securities regulations. Under the Reporting Policy, the Corporation’s personnel are required to report any conduct which they believe, in good faith, to be a violation or apparent violation of the Code. The Corporation keeps the identity of the person making the report for every reported violation confidential, except as otherwise required by law, and a copy of all reported violations are confidential until action is taken to correct the violation, at which time the violation may become known (but not the identity of the individual filing the report). The Policy further provides that there is not to be any retaliation against the reporter.

The Corporation has the option to report violations of the Code either internally or externally in the following ways:

(a)	internal reporting is through a supervisor, the Corporation’s executive or its Board of Directors and its Committees;

(b)	effective anonymous reporting is through an independent ethics reporting firm; or

(c)	directly to the Chairman of the Board or Audit Committee Chair.

In all cases there are two reviewers for each reported violation, which ensures an effective independent review and a control over segregation of reviewing responsibility to ensure that reported violations are investigated appropriately and thoroughly. For serious violations of the Code, the Audit Committee Chair or the Board Chair will be advised immediately of the reported violation. All reported violations are summarized and provided to the Audit Committee at least quarterly. The Audit Committee Chair and the Board Chair will have access, at all times, to the status and content of Reported Violations.

The Code provides additional safeguards to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest by requiring that all personnel avoid any activity which creates or gives the appearance of a conflict of interest between an individual’s personal interests and the Corporation’s interests. Specifically, the Code provides that, unless a waiver is granted, no personnel shall (i) seek or accept any personal loan or guarantee of any obligation or services from any outside business, (ii) act as a consultant or employee of or otherwise operate an outside business if the demands of the outside business would interfere with the employee’s responsibilities to the Corporation, (iii) conduct business on behalf of the Corporation with a close personal friend or immediate family member, or (iv) take for themselves opportunities that arise through the use of the Corporation’s property or information or through their position within the Corporation.

Assessment of Board Effectiveness

The Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution through a two-step process. Firstly, the Governance Committee makes such assessment on a semi-annual basis based upon the observations of the members of the Governance Committee. The Governance Committee then determines whether any corrective actions, such as changes to committee membership, additional board recruitment or special education or training, are advisable and presents its recommendations to the Board. Secondly, the members of the Board undergo a formal peer review process at least every two years. The Governance Committee has developed, and periodically revises, a form of questionnaire that is completed by board members anonymously. The questionnaire addresses matters of board, committee and individual efficiency, structure, workload, competency, skills, leadership, communication, diligence and other such matters. The Governance Committee receives the results of the questionnaire and determines whether the results indicate that corrective action is advisable. It then makes recommendations to the Board in that regard.

Position Descriptions for the Chairman of the Board of Directors and Committee Chairs

The Chairman of the Board of Directors (the “Board Chair”) reports to the Board of Directors and shareholders and provides leadership to the Board of Directors relating to the effective execution of all Board responsibilities. The Board Chair is a non-management director and the Board Chair’s performance will be measured against the effectiveness with which the Board functions, including satisfaction of Board members regarding the functioning of the Board.

Specifically, the Board Chair has the responsibility to, amongst other things:

(a)	provide leadership in ensuring that the Board works harmoniously as a cohesive team;

(b)	facilitate the Board functioning independently of management by ensuring that the Board meets regularly without management and by engaging outside advisors as required;

(c)

provide guidance to the Board and management to ensure that the responsibilities of the Board are well understood by both the Board and management and that the boundaries between Board and management responsibilities are clearly understood and respected;

(d)	attend committee meetings and communicate with directors between meetings as required;

(e)	establish procedures to govern the functioning of the Board;

(f)	assist the Governance Committee in implementing the Board assessment;

(g)	lead in continuous improvement of Board processes;

(h)	upon the recommendation of the Governance Committee, approach new candidates to serve on the Board;

(i)	represent shareholders and the Board to management and represent management to the Board and shareholders;

(j)

work with the Board and the Chief Executive Officer to ensure that the Corporation is building a healthy governance culture, assist in effective communication between the Board and management, maintain regular contact with the Chief Executive Officer, and serve as advisor to the Chief Executive Officer and other senior officers;

(k)	act as the Chair for annual and special meetings of the shareholders; and

(l)	receive concerns addressed to the Board from stakeholders about the Corporation’s corporate governance, business conduct and ethics or financial practices.

The Chair of each of the Audit Committee, Human Resources & Compensation Committee, Governance Committee and Health, Safety, Environment and Business Risk Committee each has the responsibility to (i) provide leadership to the committee and to ensure that each of his or her respective Committees works harmoniously as a cohesive team, (ii) facilitate the committee functioning independently of management by meeting regularly without management and engaging outside advisors as required, (iii) communicate with Committee members between meetings as required, (iv) facilitate information sharing with other Committees as required, (v) lead in continuous improvement of committee processes, and (vi) assist in effective communication between the Committee and management. The Chair of each Committee determines the time, place and procedures for the Committee meetings, subject to requirements of the Committee’s charter.

Position Description for the Chief Executive Officer

The Corporation has developed a written position description for the Chief Executive Officer. The description provides that Chief Executive Officer is responsible for the successful management of the corporation and has the responsibility to:

(a)	report to and work with the Board of Directors so that it may fulfill its oversight role;

(b)	advise the Board of Directors in a timely manner of major issues and risks that may affect the corporation;

(c)	recommend to the Board the strategic direction of the corporation and implement approved operational and business plans;

(d)	provide the overall leadership, direction and management of the business operations to achieve the corporation’s goals and objectives;

(e)	allocate financial and human capital for the successful management and financial performance of the corporation;

(f)	foster a culture of integrity and set the ethical tone for the corporation;

(g)	establish the policies and procedures to effectively operate the corporation in an efficient and controlled manner;

(h)	monitor and manage the risks of the corporation;

(i)	recommend to the Board any acquisition, merger, divestiture and the entry or exit of any business unit of the corporation;

(j)	establish the corporate structure and major accountabilities;

(k)	oversee the relationship between the corporation and the public; and

(l)	develop, supervise and evaluate the executive officers and recommend to the Human Resources & Compensation Committee the selection and compensation of executive officers.

BOARD COMMITTEES

AUDIT COMMITTEE

The Audit Committee recommends independent public accountants to the Board of Directors, reviews the quarterly and annual financial statements and related management discussion and analysis (“MD&A”), press releases and auditor reports, and reviews the fees paid to our auditors. The Audit Committee approves quarterly financial statements and recommends annual financial statements for approval to the Board. In accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the listing requirements of the New York Stock Exchange and the requirements of the Canadian Securities regulatory authorities the Board of Directors has affirmatively determined that our Audit Committee is composed solely of independent directors. The Board of Directors has determined that Mr. Allen R. Sello is the audit committee financial expert, as defined by Item 407(d) (5) of the SEC’s Regulation S-K. Our Board of Directors has adopted a written charter for the Audit Committee that is available on the Corporation’s website (www.nacg.ca). The Audit Committee is currently composed of Messrs. Giesler, Sello and Turner, with Mr. Sello serving as Chairman. Based on their experience, each of the members of the Audit Committee is financially literate. The members of the audit committee have significant exposure to the complexities of financial reporting associated with the Corporation and are able to provide due oversight and provide the necessary governance over our financial reporting.

Further information with respect to the Audit Committee can be found in the Corporation’s most recent Annual Information Form, under the heading “The Board and Board Committees”, which is available on SEDAR at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s web site at www.nacg.ca.

Our auditors are KPMG LLP. Our Audit Committee pre-approved the engagement of KPMG to perform the audit of our financial statements for the year ended December 31, 2013. The fees we have paid to KPMG for services rendered by them include:

(a)

Audit Fees – KPMG billed us $829,000, $993,000 and $1,026,000 and for audit fees during the years ended December 31, 2013, 2012 and 2011, respectively. Audit fees were incurred for the audit of our annual financial statements, the audit of internal controls over financial reporting, related audit work in connection with registration statements and other filings with various regulatory authorities and quarterly interim reviews of the consolidated financial statements. Additional audit fees were incurred for the year ended December 31, 2013, related to the sale of the Piling business and the change of the financial reporting year end to a calendar year end which required KPMG to perform an audit of the comparative year-end financial statements for the year ended December 31, 2012, and the opening balance sheet of that year.

(b)	Audit Related Fees – No audit related fees were incurred for the years ended December 31, 2013, 2012 and 2011, respectively.

(c)	Tax Fees – No income tax advisory and compliance services fees were incurred for the years ended December 31, 2013, 2012 and 2011, respectively.

HUMAN RESOURCES & COMPENSATION COMMITTEE

The Human Resources & Compensation Committee is charged with the responsibility for supervising executive compensation policies for the Corporation and its subsidiaries, administering the employee incentive plans, reviewing officers’ salaries, approving significant changes in executive employee benefits and recommending to the Board such other forms of remuneration as it deems appropriate. In accordance with the listing requirements of the New York Stock Exchange applicable to U.S. domestic listed companies and applicable Canadian securities laws, the Board of Directors has affirmatively determined that the Human Resources & Compensation Committee is composed solely of independent directors. The Corporation’s Board of Directors has adopted a written charter for the Committee that is available on the Corporation’s website (www.nacg.ca). The Committee is currently composed of Messrs. Giesler, Oehmig, Sello, Thornton and Tomsett, with Mr. Tomsett serving as Chairman. Meridian Compensation Partners LLC and Wynford Group, independent specialized compensation consultants, have been retained by the Corporation to assist in determining compensation for executive management and directors.

GOVERNANCE COMMITTEE

The Governance Committee is responsible for recommending to the Board of Directors proposed nominees for election to the Board of Directors by the shareholders at annual meetings, including an annual review as to the re-nominations of incumbents and proposed nominees for election by the Board of Directors to fill vacancies that occur between shareholder meetings, and making recommendations to the Board of Directors regarding corporate governance matters and practices. In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed companies and applicable Canadian securities laws, the Board of Directors has affirmatively determined that the Governance Committee is composed solely of independent directors. The Corporation’s Board of Directors has adopted a written charter for the Governance Committee that is available on the Corporation’s website (www.nacg.ca). The Governance Committee is currently composed of Messrs. McIntosh, Thornton and Turner, with Mr. McIntosh serving as Chairman.

HEALTH, SAFETY, ENVIRONMENT AND BUSINESS RISK COMMITTEE

The Health, Safety, Environment and Business Risk Committee (the “HS&E Risk Committee”) is responsible for monitoring, evaluating, advising and making recommendations on matters relating to the health and safety of our employees, the management of our health, safety and environmental risks, due diligence related to health, safety and environment matters, as well as the integration of health, safety, environment, economics and social responsibility into our business practices. The HS&E Risk Committee is also responsible for overseeing all of the Corporations’ non-financial risks, approving the Corporation’s risk management policies, monitoring risk management performance, reviewing the risks and related risk mitigation plans within the Corporation’s strategic plan, reviewing and approving tenders and contracts greater than $50 million in expected revenue and any other matter where board guidelines require approval at a level above President and CEO, and reviewing and monitoring all insurance policies including directors and officer’s insurance coverage. The Board of Directors has affirmatively determined that the HS&E Risk Committee is composed solely of independent directors. The Corporation’s Board of Directors has adopted a written charter for the HS&E Risk Committee that is available on the Corporation’s website (www.nacg.ca). The HS&E Risk Committee is currently composed of Messrs. Oehmig, Thornton, Tomsett and Turner, with Mr. Oehmig serving as Chairman.

ADDITIONAL INFORMATION

Copies of the following documents are available upon written request to the Secretary of the Corporation at North American Energy Partners Inc., Suite 300, 18817 Stony Plain Road, Edmonton, Alberta, T5S 0C2:

(a)

the most recent Annual Report to Shareholders containing the audited consolidated financial statements for the year ended December 31, 2013 together with the accompanying Auditor’s Report and the MD&A;

(b)	this Information Circular; and

(c)	the most recent Annual Information Form.

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s web site at www.nacg.ca. Financial information of the Corporation is provided in the Corporation’s audited consolidated financial statements and MD&A for the Corporation’s most recently completed fiscal year.

GENERAL

All matters referred to herein for approval by NAEP Shareholders require a simple majority of the NAEP Shareholders voting at the Meeting, whether in person or by proxy. Except where otherwise indicated, information contained herein is given as of the date hereof.

Proposals of shareholders intended to be presented at the Corporation’s annual meeting of shareholders in 2015 and which such shareholders are entitled to request be included in the Information Circular for that meeting must be received at the Corporation’s principal executive offices not later than January 8, 2015.

APPROVAL OF PROXY CIRCULAR

The undersigned hereby certifies that the contents and the distribution of this Information Circular have been approved by the Board of Directors of the Corporation.

DATED at Edmonton, Alberta, this 8th day of April, 2014.

/s/ David Blackley
Chief Financial Officer

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on May 14, 2014

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
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8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 3:00 pm, Mountain Time, on Monday, May 12, 2014.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site: www.investorvote.com
1-866-732-VOTE (8683) Toll Free	• Smartphone?
Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

+	+

Appointment of Proxyholder

I/We, being holder(s) of NORTH AMERICAN ENERGY PARTNERS INC hereby appoint: Martin R. Ferron, or failing him, David Blackley
Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.
OR

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of NORTH AMERICAN ENERGY PARTNERS INC to be held at Suite 300, 18817 Stony Plain Road NW, Edmonton, AB on Wednesday, May 14, 2014 at 3:00 pm (Mountain Time) (the “Meeting”) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Martin R. Ferron	☐	☐	02. Carl F. Giesler, Jr.	☐	☐	03. Ronald A. McIntosh	☐	☐	Fold
04. William C. Oehmig	☐	☐	05. Allen R. Sello	☐	☐	06. Jay W. Thornton	☐	☐
07. K. Rick Turner	☐	☐

	For	Withhold

2. Appointment of Auditors KPMG LLP are appointed as auditors of the Corporation for the ensuing year and the directors are authorized to fix their remuneration as such.	☐	☐

To transact such other business as may properly come before the Meeting or any adjournments thereof.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.